Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR

NOTICE OF 2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

MAY 9, 2022

Message from the NEXGEN Chairman of the Board

Dear Fellow Shareholders,

You are invited to attend the Annual General and Special Meeting of Shareholders (the “Meeting”) of NexGen Energy Ltd. (“NexGen” or the “Company”), which will be held on June 23, 2022, at 2:00 p.m. (Pacific Time) at the offices of NexGen located at 1021 West Hastings Street, Suite 3150, Vancouver, British Columbia.

Through strategic vision and the execution thereof in a manner incorporating strong Corporate Governance, NexGen continues to deliver long-term Shareholder value creation with its priority focus of developing the Rook I Project optimally and setting new elite standards in every aspect of responsible resource development. This is a responsibility that the Board takes immense pride in, and NexGen’s management continues to deliver on key advancements in 2021, including:

•	release of the NI43-101 Feasibility Study for the Rook I Project,
•	completion of a $173 million bought financing deal,
•	signing of two benefit agreements,
•	10,849 meter exploration program resulting in uranium mineralization discovered below the current Arrow Deposit,
•	successful confirmation of geotechnical conditions for the Rook I Project,
•	commencement of Front End Engineering Design (“FEED”),
•	the publication of its inaugural Sustainability Report, and
•	substantial drafting of the draft Environmental Impact Statement scheduled for submission in early 2022

This Management Information Circular contains important information about the Meeting and business to be conducted, including voting details, the nominated directors, the appointment of auditors and the executive compensation program at NexGen Energy Ltd.

We strongly encourage all Shareholders to read and familiarize yourselves with the materials presented in this package in advance of the Meeting. Please take the opportunity to participate in the election process, either in person or by proxy. Your vote is important.

In order to mitigate risks to the health and safety of Shareholders, management, and the community at large, the Company, in accordance with current public health guidelines, advises Shareholders to not attend the Meeting in person and kindly requests that all Shareholders vote by proxy prior to the Meeting - especially if experiencing cold or flu-like systems. In light of the evolving news and guidelines related to the COVID-19 outbreak, we ask that, in considering whether to attend the Meeting, Shareholders follow the instructions and Guidelines of the Public Health Agency of Canada (https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html), as well as all applicable provincial and local instructions and guidance.

We appreciate your continued support of NexGen and your participation in this annual process.

Sincerely,

Chris McFadden

Chair of the Board of Directors

Message from the Chief Executive Officer

Dear Valued Shareholders,

2021 has been a highly productive year for NexGen with significant progress across all areas of the organization. In a year that continued to present challenges due to COVID 19, NexGen delivered exceptional growth and advancement on major strategic objectives across multiple work streams.

Among NexGen’s achievements, the finalization and issuance of the Rook I NI43-101 Feasibility Study was a significant milestone, demonstrating the economically robust and environmentally elite nature of the Rook I Project. The release of the Feasibility Study provided the foundation for a $173 million bought deal financing announced in February 2021, which placed the Company in a well-financed position to deliver on all its development plans throughout 2022 & 2023. Furthermore, the release of the Company’s inaugural Sustainability Report formalized NexGen’s long standing ESG approach and commitments, highlighted NexGen's elite ESG profile and showcased NexGen’s leadership in maximizing value for all stakeholders.

Throughout the year, the Company remained laser focused on the material advancement, finalization and submission of the Draft Environmental Impact Statement for our flagship Rook I Project; a culmination of rigorous data collection and studies over the last 8 years that marks another significant milestone in NexGen’s history.

With the progression of the environmental assessment and licensing regulatory processes, the organization is transitioning into the next exciting phase of Project advancement.  In parallel, the commencement of site infrastructure activities at the Rook I property in support of the significant regional exploration activities demonstrates NexGen’s continued commitment to health, safety, and environmental standards and practices.  At a time where the global importance of nuclear energy as a base load provider of clean air energy is being officially recognized and adopted by the world’s major regions in the quest to reduce CO2 emissions, NexGen is optimally poised to be a major contributor to one of the most important global initiatives of this century.

The NexGen team is identified by its dedication and commitment in delivering a generational project for the optimal benefit of all stakeholders, incorporating elite environmental, social and economic outcomes. This is achieved through a highly driven, disciplined and objective approach across all aspects of the organization, with our values as an overarching guide to continually assess and optimize all outcomes.

Our focus is maximizing value to all stakeholders, setting and maintaining elite standards in everything we do.

Sincerely,

Leigh Curyer

President & Chief Executive Officer

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

WHEN:	WHERE
Thursday, June 23, 2022 2.00 p.m. (Pacific time)	The Offices of NexGen Energy Ltd. Suite 3150 - 1021 West Hasting Street Vancouver, BC, V6E 0C3

Shareholders will also be able to access but not participate in the formal aspect of the Meeting by webcast or teleconference using the details below:

WEBCAST URL:          https://produceredition.webcasts.com/starthere.jsp?ei=1550103&tp_key=c99fd7fe0f

CONFERENCE DIAL-IN:           Conference ID: 31698720

Toronto: 416-764-8659 / Vancouver: 778-383-7413

North American Toll Free: 1-888-664-6392

International Toll Free: Australia 1800076068 Hong Kong 800962712

Please plan to vote in advance of the meeting and do not attend in person

The purposes of the meeting are to:

1.	Receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2021 together with the report of the independent auditor thereon;
2.	Set the number of directors of the Company at nine;
3.	Elect the directors of the Company for the ensuing year;
4.	Re-appoint KPMG LLP as independent auditor of the Company for the 2022 financial year and to authorize the directors to fix their remuneration;
5.	Approve the continuation of the Company’s current stock option plan; and
6.	Transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Your Vote is Important

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Management Information Circular ( the “Circular”), which is deemed to form part of this notice of meeting. Please read the Circular before you vote on the matters being transacted at the Meeting.

Your vote is important regardless of the number of NexGen shares you own. Registered NexGen Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the Internet, in each case in accordance with the enclosed instructions. To be used at the Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., no later than 2:00 p.m. (Pacific Time) on June 21, 2022 or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for the adjourned or postponed Meeting.

Non-registered NexGen Shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary.

Your vote is important. We encourage you to vote promptly.

The deadline to submit your vote is 2:00 p.m. Pacific Time on June 21, 2022.

DATED at Vancouver, British Columbia, this 9th day of May 2022.

BY ORDER OF THE BOARD OF DIRECTORS OF NEXGEN ENERGY LTD.
“Leigh Curyer”
President & Chief Executive Officer

TABLE OF CONTENT

MANAGEMENT INFORMATION CIRCULAR	7
INFORMATION REGARDING ORANIZATION AND CONDUCT OF MEETING	7
Solicitation of Proxies	7
Notice-and-Access	7
Appointment of Proxyholders	8
Voting by Proxyholder	8
Registered Shareholders	8
Non-Registered Shareholders	9
Revocation of Proxies	9
CDI Holders	10
Advance Notice Provisions	10
VOTING SHARES AND PRINCIPAL SHAREHOLDERS	10
Record Date	10
Shares Outstanding and Principal Holders	10
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	11
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	11
FINANCIAL STATEMENTS	11
BUSINESS OF THE MEETING	12
ELECTION OF DIRECTORS	12
Majority Voting	17
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	17
Board Response to Low Vote Support at Last Year’s AGM	18
APPOINTMENT OF AUDITOR	18
RE-APPROVAL OF OPTION PLAN	19
Overview of the Option Plan	19
Board Recommendation	20
Principal Terms of the Option Plan	20
Stock Option Overhang, Dilution and Burn Rates	22
Resolution	22
OTHER MATTERS	22
CORPORATE GOVERNANCE	23
GOVERNANCE OVERVIEW	24
DISCLOSURE	24
About the Board	24
Enterprise Risk Management	25
Cyber Security	25
Meeting Cadence and In Camera Sessions:	25
Ethical Business Conduct	25
Director Independence	26
Diversity, Equity & Inclusion	26
Diversity Policy	27
Diversity, Equity Inclusion Commitments	27
Board Committees	27
Audit Committee	28
Compensation Committee	28
Nomination and Governance Committee	28
Sustainability Committee	29
Environmental, Social and Governance (ESG)	29
Chair of the Board and CEO Position Descriptions and Director Responsibilities	30
Board Skills Matrix	30
Terms	31

Orientation and Continuing Education	31
Board Performance Assessments	31
Other Directorships	31
Attendance	32
COMPENSATION DISCUSSION AND ANALYSIS	33
COMPENSATION AT A GLANCE	34
INTRODUCTION	34
COMPANY OVERVIEW	34
COMPANY PERFORMANCE	35
2021 Share Price Performance	36
Project Development Spend Per Dollar of Executive Salary ($C)(1)	38
COMPENSATION GOVERNANCE	38
The Role of the Compensation Committee	38
Composition of the Compensation Committee	39
Executive Compensation Decision Making Process	39
Compensation Risk Management	39
Anti-Hedging	40
Clawback Policy	40
Equity Ownership Guidelines	40
Succession Management	41
Executive Compensation Philosophy	41
Executive Compensation Objectives	41
Executive Compensation Peer Group and Benchmarking	42
Independent Compensation Consultant	42
ELEMENTS OF EXECUTIVE COMPENSATION	43
Base Salaries	44
Short-Term Incentive (STI) Awards	44
Long-Term Incentive (LTI) Awards	44
2021 NEXGEN PERFOMANCE SCORECARD	45
Market Performance Overview	45
NexGen Performance Overview	45
2021 COMPANY OBJECTIVES AND ACHIEVEMENTS	45
CEO Performance	47
2021 Assessment of Objectives	48
CEO COMPENSATION SUMMARY	48
Total Market Capitalization Return vs. Named Executive Pay	48
2021 Compensation Mix	49
CEO Stock Option Overview	49
CEO Share Ownership and Holdings	50
Summary Compensation Table	52
Incentive Plan Awards	53
Termination and Change of Control Benefits	54
Director Compensation	55
Incentive Plan Awards	57
Securities Authorized for Issuance Under Equity Compensation Plans	59
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	60
ADDITIONAL INFORMATION	60
SCHEDULE A	61
BOARD MANDATE	61
SCHEDULE B	63
OPTION PLAN	63

MANAGEMENT INFORMATION CIRCULAR | PAGE 6

2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

INFORMATION REGARDING ORANIZATION AND CONDUCT OF MEETING

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of NexGen Energy Ltd. (the “Company” or “NexGen”) for use at the annual general and special meeting (the “Meeting”) of its Shareholders to be held on Thursday, June 23, 2022 at the time and place and for the purposes set forth in the accompanying notice of annual general and special meeting of Shareholders (the “Notice of Meeting”). Unless otherwise stated, this Circular contains information as at May 9, 2022. References in this Circular to the Meeting include any adjournment or postponement thereof and, unless otherwise indicated, in this Circular all references to “$” are to Canadian dollars.

The Company holds approximately 50.1% of the issued and outstanding common shares of IsoEnergy Ltd. (TSXV: ISO) (“IsoEnergy”). IsoEnergy is a reporting issuer subject to Canadian securities laws, including disclosure regarding compensation of its directors and executive officers. Messrs. Leigh Curyer, Christopher McFadden, Richard Patricio and Trevor Thiele are also directors of IsoEnergy and receive director fees from IsoEnergy in such capacities and hold stock options and common shares of IsoEnergy. Further information regarding the compensation paid by IsoEnergy and stock options and common shares held by those common directors and officers will be available in its Management Information Circular which will be filed under its profile on www.sedar.com.

Solicitation of Proxies

It is expected that proxies will be solicited primarily by mail, but proxies may also be solicited personally, by telephone, email or by other means of electronic communication, by directors, officers or employees of the Company, to whom no additional compensation will be paid. All costs of solicitation will be borne by NexGen. In addition, the Company shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of common shares of the Company.

NexGen has retained Laurel Hill Advisory Group (“Laurel Hill”) to assist with communicating with Shareholders. In connection with these services, Laurel Hill is to receive a fee of $40,000, plus out-of-pocket expenses. The Company will bear all costs of this solicitation.

If you have any questions or require assistance with voting, please contact Laurel Hill Advisory Group, by telephone at 1-877-452-1784 toll-free in North America (1-416-304-0211 Outside North America) or by email at assistance@laurelhill.com.

Notice-and-Access

The Company has elected to use the notice and access mechanism (the “Notice-and-Access Provisions”) under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of this Circular to Shareholders for the Meeting.

Under the Notice-and-Access Provisions, instead of receiving printed copies of this Circular, Shareholders will receive a notice (“Notice”) with information on the Meeting as well as information on how they may access this Circular electronically and how they may vote.

The Company will not use the procedures known as “stratification” in relation to the use of Notice-and-Access Provisions meaning that all Shareholders will receive a Notice in accordance with the Notice-and-Access Provisions.

Shareholders can request that printed copies of this Circular be sent to them by postal delivery, at no cost to them, up to one year after the date this Circular was filed on SEDAR by calling toll-free (in Canada and the United States) 1-800-841-5821 or by emailing ddang@nxe-energy.ca. See under the heading “How to Obtain Paper Copies of the Circular” in the accompanying Notice and Access Notification to Shareholders.

MANAGEMENT INFORMATION CIRCULAR | PAGE 7

2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Appointment of Proxyholders

The persons named in the enclosed form of proxy or voting instruction form are executive officers of the Company. You have the right to appoint someone other than the persons designated in the enclosed form of proxy, who need not be a Shareholder, to attend and act on your behalf at the Meeting by printing the name of the person you want in the blank space provided or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

On any ballot, the nominees named in the accompanying proxy form will vote, withhold from voting or vote against (as applicable), your common shares in accordance with your instructions. In respect of any matter for which a choice is not specified, the persons named in the accompanying proxy form will vote at their own discretion, except where management recommends that Shareholders vote in favour of a matter, in which case the nominees will vote FOR the approval of such matter.

The form of proxy confers discretionary authority upon the nominees named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of NexGen knows of no such amendment, variation or other matter that may come before the Meeting. However, if any amendment, variation or other matter should properly come before the Meeting, each nominee named in the accompanying proxy form intends to vote thereon in accordance with the nominee’s best judgment or as stated above.

Registered Shareholders

A “Registered Shareholder” is a person whose common shares are registered in the Shareholder’s own name. Registered Shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the Internet, in each case in accordance with the enclosed instructions.

To vote by telephone, Registered Shareholders should call Computershare Investor Services Inc. at 1-866-732- VOTE (8683). Registered Shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as Shareholders on the telephone voting system.

To vote over the Internet, Registered Shareholders should go to www.investorvote.com. NexGen Shareholders will need to enter the 15-digit control number provided on the form of proxy to identify themselves as Shareholders on the voting website.

To vote by mail, Registered Shareholders should complete, date and sign the form of proxy and mail in the enclosed return envelope to the office of Computershare Investor Services Inc.

Voting instructions must be received no later than 2:00 p.m. (Pacific Time) on June 21, 2022 or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in either the Province of Ontario or the Province of British Columbia) prior to the time set for the adjourned or postponed meeting.

Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion.

MANAGEMENT INFORMATION CIRCULAR | PAGE 8

2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Non-Registered Shareholders

Most Shareholders of the Company are “Non-Registered Shareholders” because the common shares they own are not registered in their name but are registered in the name of an intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator, of a self- administered RRSP, RRIF, or RESP or a clearing agency (such as CDS Clearing and Depositary Services Inc.) of which the intermediary is a participant.

Applicable regulatory policy requires intermediaries/brokers to whom meeting materials have been sent to seek voting instructions from Non-Registered Shareholders in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed in order to ensure that the Non-Registered Shareholder’s common shares are voted at the Meeting.

The majority of brokers now delegate responsibility for obtaining instructions from Non-Registered Shareholders to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a scannable voting instruction form (“VIF”), instead of the form of proxy. Non-Registered Shareholders are requested to complete and return the VIF to Broadridge. Alternatively, Non-Registered Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website www.proxyvote.com.

The VIF must be returned as directed by Broadridge well in advance of the Meeting in order to have the common shares voted. Non-Registered Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials in order to properly vote their common shares at the Meeting.

NexGen may utilize the Broadridge QuickVoteTM service to assist Non-Registered Shareholders vote their shares. Those Shareholders who have not objected to NexGen knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone.

Non-Registered Shareholders are not entitled, as such, to vote at the Meeting in person or to deliver a form of proxy. If you are a Non-Registered Shareholder and wish to appoint yourself as proxyholder to vote in person at the Meeting or appoint someone else to attend the Meeting and vote on your behalf, please see the voting instructions you received or contact your intermediary/broker well in advance of the Meeting to determine how you can do so.

Non-Registered Shareholders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their common shares voted at the Meeting.

If you have any questions or require assistance with voting, please contact Laurel Hill Advisory Group, our proxy solicitation agent, by telephone at 1-877-452-1784 toll-free in North America (1-416-304-0211 Outside North America) or by email at assistance@laurelhill.com.

Revocation of Proxies

Only a Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Registered Shareholder or such Shareholder’s legal representative, or if the Registered Shareholder is a corporation, by its duly authorized legal representative, and deposited at the Company’s registered office: Suite 2500, 700 West Georgia Street, Vancouver, BC V7Y 1B3 at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or with the Chair of the Meeting on the day of the Meeting prior to voting and, upon either of such deposits, the proxy is revoked.

Non-Registered Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote and if necessary, revoke the proxy on their behalf.

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

CDI Holders

Each person who is recorded as the holder of of CHESS Depositary Interests (“CDIs”) on May 9, 2022 in the register of holders of CDIs kept by or on behalf of NexGen (each such person being a “Relevant CDI Holder”) is entitled to instruct CHESS Depository Nominees Pty Limited (“CDN”) or its custodian which holds the NexGen common shares underlying their CDIs how to vote those shares on the resolutions to be considered at the Meeting. If you are a Relevant CDI Holder and wish to give such voting instructions you must complete and submit the CDI voting instruction form accompanying this Notice of Meeting or lodge your vote online at www.investorvote.com.au using your secure access information contained in the CDI voting instruction form.

For your CDI voting instruction form to be valid, it must be received by Computershare by no later than 9:00am on June 20, 2022 (Australian Western Standard Time) in order to allow CDN or its custodian which holds the underlying NexGen common shares sufficient time to provide voting instructions in respect of the relevant NexGen common shares to NexGen by the proxy submission deadline of 2.00pm on June 21, 2022 (Pacific time) or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in either the Province of Ontario or the Province of British Columbia) prior to the time set for the adjourned or postponed meeting, and in addition you must be a Relevant CDI Holder.

Please note that holders of CDIs are not registered holders of the NexGen common shares to which those CDIs relate, and therefore are not entitled to vote in person at a Meeting in their capacity as a holder of CDIs.

Advance Notice Provisions

On May 21, 2015, Shareholders approved an amendment to the Company’s articles to implement advance notice provisions for the nomination of directors (the “Advance Notice Provisions”). Under the Advance Notice Provisions, a director nomination must be made, in the case of an annual meeting of Shareholders, at least 30 days and no more than 65 days before the date of the meeting, and in the case of a special meeting of Shareholders (which is not also an annual meeting of Shareholders) called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of Shareholders was made. The Advance Notice Provisions also set forth the information that a Shareholder must include in the notice to the Company. See the Company’s amended articles which are available under the Company’s profile on SEDAR at www.sedar.com for full details (filed on May 26, 2015). No director nominations have been made by Shareholders in connection with the Meeting under the terms of the Advance Notice Provisions, and as such the only nominations for directors at the Meeting are the nominees set forth below under “Business to be Transacted at the Meeting - Election of Directors”.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

Record Date

The board of directors of NexGen (the “Board”) has fixed May 9, 2022 as the record date, being the date for the determination of the holders of the Company’s common shares entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof.

Shares Outstanding and Principal Holders

As of May 9, 2022, there were a total of 479,364,899 NexGen common shares issued and outstanding. The holders of the common shares are entitled to receive notice of, and to attend, all meetings of NexGen Shareholders and to have one vote for each common share held.

To the knowledge of the directors and executive officers of the Company, as of the date of this Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of NexGen, except for the following:

MANAGEMENT INFORMATION CIRCULAR | PAGE 10

2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Name	Type of Security	Approximate number (and percentage of class) beneficially owned, or controlled or directed, directly or indirectly
Victor Tzar-Kuoi Li and Ka-shing Li(1)	Common Shares	50,231,497 (10.48%)

Note:

(1)	Such common shares are registered to Next Global and Sprinkle Ring (as defined below).

In accordance with the terms of an Investor Rights Agreement among CEF Holdings Limited (“CEF”), CEF (Capital Markets) Limited, Next Global Holdings Limited (“Next Global”), and Sprinkle Ring Investment Limited (“Sprinkle Ring”), together with Canadian Imperial Bank of Commerce and Cheung Kong (Holdings) Limited (each of whom acquired certain common shares and convertible debentures from CEF and agreed to be bound by the Investor Rights Agreement) (all such entities, collectively, the “Investors”) and NexGen, CEF has, among other rights, certain rights to nominate an individual for election to the Board on behalf of the Investors. Under the Investor Rights Agreement, CEF is entitled to nominate for election one member of the Board (the “CEF Nominee”) for so long as the percentage of outstanding common shares of the Company beneficially owned, directly or indirectly, by the Investors, collectively, is more than 15% (on a partially-diluted basis) of the Company’s issued and outstanding common shares. The CEF Nominee may be a director, officer or employee of CEF or its affiliates, or another person, at CEF’s discretion. Mr. Don J. Roberts is currently the CEF Nominee.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is unaware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, or is a proposed nominee for election as a director (or an associate or affiliate of such director, executive officer or director nominee) in any matter to be acted upon at the Meeting, other than the election of directors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Company is unaware of any material interest, direct or indirect, of any informed person or any proposed nominee for election as a director of the Company (or an associate or affiliate of such informed person or director nominee) in any transaction since the beginning of the Company’s last financial year or any proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the financial year ended December 31, 2021 and the report of the independent auditors thereon will be presented at the Meeting. These consolidated financial statements and the related management’s discussion and analysis were sent to all Shareholders who have requested a copy. The Company’s consolidated financial statements and related management’s discussion and analysis for the financial year ended December 31, 2021 are also available under the Company’s profile on SEDAR (www.sedar.com) and on the Company’s website (www.nexgenenergy.ca).

MANAGEMENT INFORMATION CIRCULAR | PAGE 11

2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the Shareholders or until their successors are elected or appointed. Management proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR setting the number of directors at nine and the election of the nine director nominees listed in this Circular. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table provides information on the nine director nominees, including: (i) their province or state and country of residence; (ii) the date when they were appointed a director; (iii) whether they are considered to be independent; (iv) their membership on committees of the Board; (v) their principal occupation, business or employment presently and over the preceding five (5) years; and (vi) the number of common shares and stock options of the Company (does not include common shares or stock options of IsoEnergy for the common directors) beneficially owned, controlled, or directed, directly or indirectly.

Leigh Curyer (1)
Director since 2013 Not Independent Age: 50

Mr. Curyer has more than 20 years’ experience in the resources and corporate sector. Mr. Curyer founded NexGen in 2011 and currently serves as the President and Chief Executive Officer. From 2008 to 2011, Mr. Curyer was Head of Corporate Development for Accord Nuclear Resources Management, assessing uranium projects worldwide for First Reserve Corporation, a global energy-focused private equity and infrastructure investment firm. Mr. Curyer was the Chief Financial Officer and head of corporate development of Southern Cross Resources Inc. (now Uranium One Inc.) from 2002 to 2006. Mr. Curyer also serves as the Chairman of IsoEnergy Ltd.

Mr. Curyer’s uranium project assessment experience has been focused on assets located in Canada, Australia, USA, Africa, Central Asia and Europe, including operating mines, advanced development projects and exploration prospects. Mr. Curyer has a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants Australia and New Zealand. Mr. Curyer is a resident of British Columbia, Canada.

Board Committees
Sustainability Committee
Principal Occupation
President and Chief Executive Officer of NexGen Energy Ltd.
Options and Common Shares
	Options 14,350,000	Common Shares 4,750,000

MANAGEMENT INFORMATION CIRCULAR | PAGE 12

2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Christopher McFadden
Director since 2013 Independent Age: 53

Mr. McFadden is a lawyer with more than 24 years of experience in exploration and mining. Previously, Mr. McFadden was the President and Chief Executive Officer of NxGold Ltd., and, before that the Manager, Business Development at Newcrest Mining Limited, the Head of Commercial, Strategy and Corporate Development for Tigers Realm Coal Limited, which is listed on the Australian Stock Exchange. Additionally, Mr. McFadden was General Manager, Business Development of Tigers Realm Minerals Pty Ltd. Prior to commencing with the Tigers Realm Group in 2010, Mr. McFadden was a Commercial General Manager with Rio Tinto’s exploration division with responsibility for gaining entry into new projects through negotiation with government or joint venture partners, or through acquisition.

Mr. McFadden currently serves on the Board of IsoEnergy Ltd.

Mr. McFadden has extensive international experience in managing large and complex transactions and has a broad knowledge of all aspects of project evaluation and negotiation in challenging and varied environments. Mr. McFadden holds a combined law/commerce degree from Melbourne University and an MBA from Monash University. Mr. McFadden is a resident of Victoria, Australia.

Board Committees
Chairman of the Board, Audit Committee and Sustainability Committee
Principal Occupation
Corporate Director
Options and Common Shares
	Options 2,200,000	Common Shares 800,000

Richard Patricio (2)
Director since 2013 Independent Age: 48

Mr. Patricio is the President and Chief Executive Officer of Mega Uranium Ltd., having previously been its Executive Vice President from 2005 to 2015.

Until April 2016, Mr. Patricio was also the Chief Executive Officer of Pinetree Capital Ltd. (“Pinetree”). Mr. Patricio joined Pinetree in November 2005 as Vice President, Corporate and Legal Affairs. Mr. Patricio was previously general counsel for Teknion Corp., a senior TSX-listed manufacturing company. Prior to that, Mr. Patricio practiced law at Osler LLP in Toronto where he focused on mergers and acquisitions, securities law and general corporate transactions.

Mr. Patricio has built a number of mining companies with global operations and holds senior officer and director positions in several companies listed on stock exchanges in Toronto, Australia, London and New York. He currently serves on the Board of IsoEnergy Ltd., Sterling Metals Corp., Toro Energy Limited, Sixty Six Capital Inc., and Mindset Pharma Inc.

Mr. Patricio received his law degree from Osgoode Hall and was called to the Ontario bar in 2000. Mr. Patricio is a resident of Ontario, Canada.

Board Committees
Nomination and Governance Committee (Chair); Audit Committee; Compensation Committee (Chair)
Principal Occupation
President and Chief Executive Officer of Mega Uranium Ltd.
Options and Common Shares
	Options 2,350,000	Common Shares 914,900

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Trevor Thiele
Director since 2013 Independent Age: 64

Mr. Thiele has more than 30 years’ experience in senior finance roles in medium to large Australian listed companies. Mr. Thiele has also been Chief Financial Officer for companies involved in the agribusiness sector (Elders and ABB Grain Ltd., Rural Services Division) and the biotechnology sector (Bionomics Limited). In these roles he combined his technical, accounting, and financial skills with commercial expertise thereby substantially contributing to the growth of each of these businesses. During this time, Mr. Thiele was actively involved in initial public offerings, capital raisings, corporate restructures, mergers and acquisitions, refinancing and joint ventures.

Mr. Thiele currently serves on the Board of IsoEnergy Ltd.

Mr. Thiele holds a Bachelor of Arts in Accountancy from the University of South Australia and is a member of Chartered Accountants Australia and New Zealand. Mr. Thiele is a resident of South Australia, Australia.

Board Committees
Audit Committee (Chair); Compensation Committee; Nomination and Governance Committee
Principal Occupation
Corporate Director
Options and Common Shares
	Options 2,350,000	Common Shares Nil

Warren Gilman
Director since 2017 Independent Age: 62

Mr. Gilman was appointed as a Director of NexGen on July 21, 2017. He was appointed Chairman and CEO of Queen’s Road Capital Investments Limited in 2019. Prior to that he was Chairman and CEO of CEF Holdings Limited. Previously he was Vice Chairman of CIBC World Markets. Mr. Gilman was also previously Managing Director and Head of Asia Pacific Region for CIBC for 10 years where he was responsible for all of CIBC's activities across Asia. Mr. Gilman is a mining engineer who co-founded CIBC's Global Mining Group in 1988. During his 26 years with CIBC he ran the mining team in Canada, Australia and Asia and worked in the Toronto, Sydney, Perth, Shanghai and Hong Kong offices of CIBC. He has acted as advisor to the largest mining companies in the world including BHP, Rio Tinto, Anglo American, Noranda, Falconbridge, Sumitomo Corp., China Minmetals, Jinchuan and Zijin and has been responsible for some of the largest equity capital markets financings in Canadian mining history.

Mr. Gilman also serves on the Board of Los Andes Copper Ltd.and Gold Royalty Corp.

Mr. Gilman obtained his B.Sc. in Mining Engineering at Queen's University and his MBA from the Ivey Business School at Western University. He is Chairman of the International Advisory Board of Western University and a member of the Dean's Advisory Board of Laurentian University. Mr. Gilman is a resident of Hong Kong, China.

Board Committees
Audit Committee and Sustainability Committee
Principal Occupation
Chairman and CEO of Queen’s Road Capital Investments Limited
Options and Common Shares
	Options 2,300,000	Common Shares Nil

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Sybil Veenman
Director since 2018 Independent Age: 58

Ms. Veenman has more than 20 years of mining industry experience, including as a senior executive and, more recently, as a public company director. Previously, Ms. Veenman was a Senior Vice-President and General Counsel and a member of the executive leadership team at Barrick Gold Corporation. In that capacity, Ms. Veenman was responsible for overall management of legal affairs, extensively engaged in that company’s significant M&A and financing transactions and involved in a wide range of operational, regulatory, political, and social responsibility aspects of the mining business.

Ms. Veenman currently serves as a Director at Nasdaq-listed Royal Gold Inc., and TSX-listed Major Drilling Group International Inc., and is also Chair of the Board of Directors of the Boost Child & Youth Advocacy Centre in Toronto, a non-profit organization dedicated to providing child and youth services and support.

Ms. Veenman holds a Law degree from the University of Toronto and has completed the Institute of Corporate Directors, Directors Education Program and obtained the ICD.D designation from the Institute. Ms. Veenman is a resident of Ontario, Canada.

Board Committees
Nomination and Governance Committee; Compensation Committee
Principal Occupation
Corporate Director
Options and Common Shares
	Options 2,050,000	Common Shares 60,000

Karri Howlett
Director since 2018 Independent Age: 46

Ms. Howlett has more than 20 years of experience in corporate strategy, mergers and acquisitions, financial due diligence, and risk analysis. Ms. Howlett currently sits on the Boards of Gold Royalty Corp., March Consutling Associates Inc., Saskatchewan Trade Export Partnership and recently served on SaskPower (as Chair of the Safety, Environment and Social Responsibility Committee) from February 2013 to May 2021.

Ms. Howlett has conducted financial due diligence and risk analysis for several business endeavors, including business advisement and financial modelling for several mining and energy projects, as well as mergers of financial institutions. Ms. Howlett was recently President of RESPEC Consulting Inc., which is a geoscience and engineering consulting company based in Saskatoon, Saskatchewan.

Ms. Howlett holds a Bachelor of Commerce (with honors) in Finance from the University of Saskatchewan and has earned the Chartered Financial Analyst (CFA) designation and the Chartered Director designation. An active community member, Ms. Howlett has previously served on the boards of Varsity View Community Association, Skate Saskatoon, and CFA Society of Saskatchewan. In addition, Ms. Howlett has been involved with the University of Saskatchewan’s Edwards School of Business as a lecturer in the Department of Finance, a participant in the Leadership Development Program, and a protégé in the Betty Ann Heggie Womentorship Program. Ms. Howlett is a resident of Saskatchewan, Canada.

Board Committees
Sustainability Committee (Chair)
Principal Occupation
President, Karri Howlett Consulting Inc.
Options and Common Shares
	Options 2,050,000	Common Shares 18,000

MANAGEMENT INFORMATION CIRCULAR | PAGE 15

2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Brad Wall(3)
Director since 2019 Not Independent Age: 56

Mr. Wall was the 14th Premier of Saskatchewan. Mr. Wall brings to NexGen’s Board political experience spanning over an 18-year period. During his 10-year tenure as Premier of Saskatchewan, Mr. Wall led the province to unprecedented economic expansion, strong population and export growth, record infrastructure investment and the first ever and continuing AAA credit for the Province’s finances. Mr. Wall worked successfully with the previous federal government to achieve nuclear cooperation agreements between Canada and both India and China opening those civilian nuclear energy markets to Canadian uranium. He is an advocate for sustainable, inclusive economic development and provides strategic insight to the energy sector. Mr. Wall is a resident of Saskatchewan, Canada.

Mr. Wall currently serves on the Board of Maxim Power Corp., Whitecap Resources Inc., Dye & Durham and Helium Evolution.

Board Committees
Nil
Principal Occupation
Corporate Director and Consultant
Options and Common Shares
	Options 2,050,000	Common Shares 32,300

Don J. Roberts(4)
Director since 2021 Independent Age: 70

Mr. Roberts has had a lengthy and successful career as a leading financial executive and Chartered Accountant in various countries including Canada, Italy and Hong Kong.

Mr. Roberts retired in 2011 after a 23 year career in Hong Kong as Group Deputy Chief Financial Officer of CK Hutchison Holdings (previously Hutchison Whampoa Limited), a listed conglomerate and Fortune 500 company headquartered in Hong Kong with operations in over 40 countries, including Hong Kong, Mainland China, Canada and throughout Europe. During this career he was responsible for listed company financial reporting, credit rating reviews, and group wide taxation, and actively involved in investor relations, corporate governance, equity and debt capital market activities, corporate restructurings, acquisitions, mergers and joint ventures in various countries around the world. Prior to joining CK Hutchison Holdings, he trained and worked at PricewaterhouseCoopers in their Calgary, Vancouver, Turin - Italy, and Hong Kong offices.

During his career he has been involved in various industries including oil and gas, mining, manufacturing, shipping, container ports, telecommunications, property investment and development, utilities, infrastructure, retail, treasury and investment.

Mr. Roberts currently serves as an Independent Non-executive Director and Chairman or member of the audit committee on a number of listed and private companies including CK Asset Holdings, CK Life Sciences Int'l, HK Electric Investments, all listed in Hong Kong and Queen’s Road Capital Investment, listed on the Toronto exchange.

Mr. Roberts holds a Bachelor of Commerce degree from the University of Calgary and is a member of the Chartered Professional Accounts of Canada.

Board Committees
Nil
Principal Occupation
Corporate Director
Options and Common Shares
	Options 300,000	Common Shares 46,700

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notes:

(1)	Mr. Curyer is not independent on the basis that he is an executive officer of the Company.
(2)	In addition, Mega Uranium Ltd. holds 19,476,265 common shares of NexGen. Mr. Patricio is the President and Chief Executive Officer of Mega Uranium Ltd. The common shares of Mega Uranium Ltd. are listed on the TSX.
(3)	Mr. Wall is not independent on the basis that he is an executive officer of the consulting company, Flying W Consulting that is engaged by the Company.
(4)	Mr. Roberts was nominated pursuant to the Investor Rights Agreement (see “Shares Outstanding and Principal Holders” on page 10)

For the purposes of this Circular, unless otherwise stated, “independence” has been assessed in accordance with National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Disclosure Instrument”).

Majority Voting

The Company has adopted a majority voting policy as described in the Company’s Corporate Governance Guidelines, which is available on our website at www.nexgenenergy.ca. The policy requires that each director nominee of the Company must be elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election. Any director nominee who receives a greater number of votes “withheld” from his or her election than votes “for” such election must promptly tender his or her resignation to the Board, to be effective upon acceptance by the Board. The Nomination and Governance Committee will make a determination as to whether or not to accept the tendered resignation and make a recommendation to the Board thereon. The Board, in turn, will determine whether or not to accept the tendered resignation within 90 days of the Shareholder meeting. The Nomination and Governance Committee will accept the tendered resignation absent exceptional circumstances and the resignation will be effective when accepted by the Board. The Company shall promptly issue a news release with the Board’s decision which, in the event the resignation is not accepted, must fully state the reason for that decision. Subject to any corporate law restrictions, the Board may fill any resulting vacancy through the appointment of a new director. The director nominee in question may not participate in any committee or Board votes concerning his or her resignation. This policy will not apply in circumstances involving contested director elections.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of management, no proposed director:

(a)	is, as of the date of this Circular, or has been, within ten years before the date of this Circular, a director, Chief Executive officer or Chief Financial Officer of any company (including the Company) that,
(i)	while that person was acting in that capacity, was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant issuer access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an "Order"); or
(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity of director, Chief Executive Officer or Chief Financial Officer; or
(b)	is, at the date of this Circular, or has been within ten years before the date of this Circular, a director or an executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has within ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, to the knowledge of management, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court, or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Board Response to Low Vote Support at Last Year’s AGM

Last year, all director nominees were successfully elected to the board. Richard Patricio and Warren Gilman received less Shareholder support than other directors who received support ranging between 93% - 99.9%, although still achieving 70.1% and 71.2% respectively of support from voting Shareholders.

Proxy advisor ISS expressed potential concerns about the number of Mr. Patricio’s and Mr. Gilman’s directorships and whether their effectiveness at NexGen would suffer due to such commitments. Proxy Advisor Glass Lewis did not raise the same concerns.

The Board understands the potential issues with respect to over-boarding in general. However, the Board values the knowledge, experience and perspective of directors who sit on boards of other publicly traded companies provided they do not interfere with the commitment to NexGen. The Board is satisfied the contributions of Mr. Patricio and Mr. Gilman have not been impaired by their other commitments. Both Directors have perfect attendance, attending 100% of all board and key committee meetings held in the last fiscal year, are always well prepared, and contribute significantly to discussions and deliberations. Their active participation and high-levels of engagement, coupled with their diverse experience and depth of knowledge in the mining industry, render both Messrs. Patricio and Gilman key members of the Board. Further, it should be noted that one of Mr. Patricio’s directorships is with NexGen’s affiliate, IsoEnergy, and one of his other directorships directly relates to his employment as President and CEO of Mega Uranium Ltd., and serving as Mega Uranium Ltd’s Board representative on Toro Energy Ltd.

Since there is no evidence their effectiveness as directors of NexGen has suffered due to other commitments, the Board and Nomination and Governance Committee are satisfied that their nomination is supported despite the number of directorships appearing to be excessive by some measures.

The Board continuously monitors and reviews the effectiveness and commitments of all directors and will recommend appropriate action should any director’s effectiveness decline for any reason.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to re-appoint KPMG LLP, 777 Dunsmuir Street, PO Box 10426, Vancouver, BC, Canada, as independent auditor of the Company for the ensuing year at such remuneration to be fixed by the Board.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the common shares represented by such form of proxy FOR the re-appointment of KPMG LLP as the Company’s independent auditor to hold office for the ensuing year with remuneration to be fixed by the Board.

The aggregate fees billed by our external auditors, KPMG LLP, in each of the last two (2) financial years are as follows:

Financial Year Ending	Audit Fees(1)	Audit- Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2021	$330,610	Nil	$5,489	Nil
2020	$250,441	Nil	Nil	Nil

Notes:

(1)	The aggregate audit fees in respect of the financial year, of which $80,250 relate to IsoEnergy Ltd. in 2021.
(2)	The aggregate fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements which are not included under the heading “Audit Fees”
(3)	The aggregate fees for professional services rendered for tax compliance, tax advice and tax planning. The aggregate fees for products and services other than as set forth under the headings “Audit Fees”
(4)	“Audit Related Fees” and “Tax Fees”

MANAGEMENT INFORMATION CIRCULAR | PAGE 18

2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

RE-APPROVAL OF OPTION PLAN

The Board previously approved the Company’s current stock option plan (the “Option Plan”). Under the plan, directors, officers, employees and persons or companies engaged by the Company or its affiliates to provide services for an initial, renewable or extended period of 12 months (collectively, “Eligible Persons”) may be granted options to acquire common shares. Since the Option Plan is a “rolling” plan, as described in Section 613 of the TSX Company Manual, the Company must obtain Shareholder approval of the unallocated entitlements under the Option Plan every three years, in accordance with the policies of the TSX. Shareholders approved the current plan on June 6, 2019.

No amendments to the Option Plan requiring the approval of Shareholders are being proposed.

In the event the resolution re-approving the “rolling plan”, as described below under the heading “Text of Resolution”, is not passed by the requisite number of votes cast at the Meeting, the Company will not have an operative stock option plan and, therefore, the Board will not be able to issue additional stock options until such time as another stock option plan is created and approved by Shareholders. As a result, the Company may have difficulty attracting and retaining high calibre personnel and will have to consider alternate forms of compensation, including additional cash bonuses, other share incentive plans or other means in order to attract and retain such personnel. Options previously allocated under the Option Plan will continue unaffected by the disapproval of the resolution; however, previously granted Options will not be available for re-allocation if they are canceled prior to exercise.

Overview of the Option Plan

The principal terms of the Option Plan are described under the heading “Principal Terms of the Option Plan” below, and a complete copy of the Option Plan is attached as “Schedule B - Option Plan”. The Board has delegated administration of the Option Plan to the Compensation Committee.

Pursuant to the Option Plan, options (“Options”) to purchase common shares (“Common Shares”) in the capital of the Company may be granted to directors, officers, employees and long-term service providers of the Company. When Options have been granted, Common Shares reserved for issuance under an outstanding Option are referred to as allocated options. Additional Common Shares that may be issued pursuant to the Option Plan, but which are not subject to current Option grants, are referred to as unallocated Options.

The Option Plan is a “rolling plan”, whereby the Board is entitled to issue Options in respect of a maximum number of Common Shares equal to 20% of the issued and outstanding Common Shares of the Company from time to time. A “rolling plan” allows the number of shares covered by Options that have been exercised to be available for subsequent grants under the Option Plan. In addition, any increase in the number of outstanding Common Shares will result in an increase in the number of Common Shares that are available to be issued under the Option Plan in future.

The Option Plan is intended to provide the Company with the ability to issue Options to Eligible Persons as long-term equity-based performance incentives, which are a key component of the Company’s compensation strategy and critical in attracting, retaining and motivating key persons whose contributions are important to the future success of the Company. The Board believes that it is important to align the interests of directors, management and employees with Shareholder interests and to link performance compensation to enhancement of Shareholder value. This is accomplished through the use of Options whose value over time is dependent on the market value of the Common Shares.

Based on 479,364,899 issued and outstanding Common Shares at May 9, 2022, the number of Options that may be issued under the Option Plan is currently limited to 95,872,979 (20% of issued and outstanding Common Shares) of which Options to purchase 43,247,438 Common Shares (9% of issued and outstanding Common Shares) are outstanding, leaving unallocated 52,625,541 Common Shares (11% of issued and outstanding Common Shares) available for future Option grants. The weighted average exercise price of outstanding Options to purchase Common Shares is $3.69. The average remaining contractual life of the outstanding Options is 3.18 years.

MANAGEMENT INFORMATION CIRCULAR | PAGE 19

2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Board Recommendation

The Board recommends that Shareholders vote in favour of the resolution re-approving the Option Plan. The Company needs, and will continue to need, the ability to grant share purchase options as a means to attract people with the skills and talent it will require in the future as the Rook I Project advances though Environmental Assessment, engineering, construction and production. As a rapidly growing Canadian business, the Board believes that the Option Plan provides the Company with the appropriate incentive to align long-term interests of the Company with its employees and allows it the ability to attract the right talent for the Project which is very important during this period of project development.

The Board recognizes that Options granted to directors, executives and other employees represent potential dilution to current Shareholders. However, as a relatively early-stage company, the Board believes that the flexibility provided by the Option Plan, in allowing the Company to preserve cash while ensuring that the Company continues to have a robust and viable incentive tool, is necessary for the continued development of the Rook I Project.

Principal Terms of the Option Plan

The following is a summary of the principal terms of the Option Plan.

Number of Securities Issuable. A maximum of 20% of the number of issued and outstanding Common Shares may be reserved for issuance at any one time under the Option Plan, less any Common Shares reserved for issuance under any other security-based compensation arrangement.

Insider Participation Limit. A maximum of 10% of the number of issued and outstanding common shares of the Company may be (a) issued to insiders under the Option Plan and under any other security-based compensation arrangements of the Company within any one-year period, and (b) issuable to insiders of the Company under the Option Plan and under any other security-based compensation arrangements of the Company at any time.

Exercise Price. The exercise price will not be less than the closing market price on the TSX on the day immediately preceding the grant of the option.

Vesting. Vesting of options granted under the Option Plan will be at the discretion of the Board. On a change of control or takeover bid the options granted under the Option Plan will fully vest.

Cashless Exercise. A Participant may elect to exercise an Option, without payment of the aggregate Exercise Price due on such exercise (any such exercise, a “Cashless Exercise”). The calculation for such an exercise is as follows:

X = [Y(A - B)]/A

Where:

X = the number of Common Shares to be issued to the Participant upon such Cashless Exercise

Y = the number of Common Shares underlying the Option being exercised

A = the Market Price as of the date of receipt by the Company of such Cashless Exercise Notice, if greater than the Exercise Price

B = the Exercise Price of the Option being exercised

Change of Control. For the purposes of the Option Plan, a change of control occurs on the following events: (i) a merger, consolidation, plan of arrangement or reorganization of the Company that results in the beneficial, direct or indirect, transfer of more than 50% of the total voting power of the resulting entity’s outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the persons that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction; (ii) the consummation of a sale of all or substantially all of the assets of the Company, including specifically the sale or other disposition of a material interest in the Rook I Project, or the consummation of a reorganization, merger, joint venture or other transaction which has substantially the same effect; (iii) a resolution is adopted to wind-up, dissolve or liquidate the Company; (iv) the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62-104, Take-Over Bids and Issuer Bids (or any successor instrument thereto), of common shares of the Company which, when added to all other common shares of the Company at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding common shares of the Company; or (v) the removal, by extraordinary resolution of the Shareholders of the Company, of more than 51% of the then incumbent directors of the Company, or the election of a majority of directors to the Company’s board who were not members of the Company’s incumbent board immediately preceding such election.

MANAGEMENT INFORMATION CIRCULAR | PAGE 20

2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Termination of Exercise Right. No option may be exercised after an optionee has left the employ or service of the Company except as follows:

•	subject to the discretion of the Board to resolve otherwise, if an optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, such optionee’s vested options will expire on the earlier of the expiry date and 90 days after such cessation and any unvested options will immediately terminate;
•	if an optionee dies, such optionee’s vested options will be exercisable by the optionee’s lawful representatives but will expire on the earlier of the 12 months after the date of death and the date of expiration of the term otherwise applicable to such options and any unvested options will immediately terminate;
•	if an optionee is dismissed for cause, such optionee’s vested options will expire on the earlier of the expiry date and 30 days after such dismissal and any unvested options will immediately terminate; and
•	if an order by the British Columbia Securities Commission, or similar regulatory authority with jurisdiction over the Company, prohibits an optionee from holding options, the options of the optionee will terminate immediately.

Term of Options. Options granted under the Option Plan will have a maximum term of ten (10) years from their date of grant.

Extension of Expiry Period. If an option which has been previously granted is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a blackout period, or within nine business days following the expiry of a blackout period, the expiry date of the option will be extended to ten (10) business days after the trading restrictions are lifted.

No Assignment. Subject to the provisions of the Option Plan, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable, other than to a wholly-owned entity of an employee, officer or director or an RRSP, RRIF or TFSA of such employee, officer or director or by will or the laws of descent and distribution.

Administration. Subject to the requirements of applicable laws and TSX rules requiring Shareholder or other approval, the Option Plan provides that the Board may amend, modify or terminate the plan or any option, except that the Board may not undertake any such action if it were to adversely affect a previously granted option, without the consent of the affected optionee.

Amendments Requiring Shareholder Approval. Shareholder approval is required for the following amendments to the Option Plan or any option:

•	an increase to the aggregate maximum number of securities issuable under the plan (either as a fixed number or a percentage);
•	a reduction in the exercise price of an outstanding option;
•	an extension of the term of any option beyond the expiry date or allowing the expiry date to exceed ten (10) years, except as permitted in connection with a blackout period;
•	any amendment to permit assignments or exercises other than by the optionee other than as permitted by the Option Plan;
•	altering the categories of individuals eligible to receive options under the Option Plan;
•	an amendment to the insider participation limit described above; and
•	an amendment to the amendment provisions of the Option Plan.

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Amendments Without Shareholder Approval. The Option Plan or any option may be amended without Shareholder approval for the following:

•	amendments of a “housekeeping” nature;
•	amendments necessary to comply with the provisions of applicable law;
•	amendments respecting the administration of the Option Plan;
•	amendments to the vesting provisions of the Option Plan or any option;
•	amendments to the early termination provisions of the Option Plan or any option, whether or not such option is held by an insider, provided such amendment does not entail an extension beyond the original expiry date;
•	the addition of any form of financial assistance by the Company for the acquisition of common shares under the Option Plan, and the subsequent amendment of any such provisions;
•	amendments to the cashless exercise feature; and
•	any other amendment not requiring Shareholder approval under applicable law (including the policies of the TSX).

Stock Option Overhang, Dilution and Burn Rates

The following table provides a 3-year history of the overhang, dilution and burn rates for the Option Plan required under Section 613 of the TSX Company Manual.

	2021		2020		2019
	(#)	(%)	(#)	(%)	(#)	(%)
Overhang (1)	52,403,153	10.94%	39,892,879	10.45%	35,432,619	9.84%
Dilution (2)	43,436,494	9.06%	36,473,162	9.55%	36,617,495	10.16%
Burn Rate (3)	17,400,000	3.79%	9,555,000	2.58%	9,438,679	2.66%

Notes:

(1)	The total number of Common Shares reserved for issuance to employees, less the number of Options outstanding, expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.
(2)	The total number of Options outstanding expressed as a percentage of the total number of Common Shares outstanding as at December 31st of each year.
(3)	The annual burn rate under the Option Plan was calculated in accordance with section 613(p) of the TSX Company Manual.

Resolution

At the Meeting, or any adjournment thereof, Shareholders of the Company will be asked to consider, and if deemed advisable, pass, with or without variation, an ordinary resolution approving all unallocated options, rights and other entitlements under the Option Plan, as set out below:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

(1) all unallocated options, rights and other entitlements under the Option Plan be and are hereby approved;

(2) the Company has the ability to continue granting options under the Option Plan until June 23, 2025, being the date that is three years from the date of the Shareholder meeting at which Shareholder approval to the continuation of the Option Plan is being sought; and

(3) any director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such things and to execute and deliver all such documents and instruments as may be necessary or desirable to give effect to this resolution.”

To pass, the resolution must be approved by a simple majority of votes cast at the meeting (50% + 1 vote).

Unless otherwise directed by the Shareholders appointing them as proxyholder, the persons named in the enclosed proxy form intend to vote FOR the Share Option Resolution.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing this Circular.

MANAGEMENT INFORMATION CIRCULAR | PAGE 22

2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

CORPORATE GOVERNANCE

GOVERNANCE OVERVIEW	24
DISCLOSURE	24
About the Board	24
Enterprise Risk Management	25
Cyber Security	25
Meeting Cadence and In Camera Sessions:	25
Ethical Business Conduct	25
Director Independence	26
Diversity, Equity & Inclusion	26
Diversity Policy	27
Diversity, Equity Inclusion Commitments	27
Board Committees	27
Audit Committee	28
Compensation Committee	28
Nomination and Governance Committee	28
Sustainability Committee	29
Environmental, Social and Governance (ESG)	29
Chair of the Board and CEO Position Descriptions and Director Responsibilities	30
Board Skills Matrix	30
Terms	31
Orientation and Continuing Education	31
Board Performance Assessments	31
Other Directorships	31
Attendance	32

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GOVERNANCE OVERVIEW

NexGen and the Board recognize the importance of strong corporate governance including the fundamental role played by Directors to instill values, guide culture and drive performance to deliver alignment with Shareholder interests.

Best Practice Highlights
✓	All directors are elected annually
✓	Independent Chair
✓	100% independent Audit, Compensation and Nomination and Governance Committees
✓	No loans to any officers or directors
✓	Prohibit directors from engaging in hedging or derivative trading in our securities
✓	Board Approved Code of Ethics and annual sign off
✓	Board oversight of the corporate strategy and annual operating plan
✓	Board oversight of Enterprise Risk Management including cyber security and global insurance program
✓	Board oversight of Environmental, Social and Governance matters
✓	In camera sessions held at the end of each Board meeting

DISCLOSURE

The Disclosure Instrument requires that the Company annually disclose its corporate governance practices with reference to a series of corporate governance practices outlined in National Policy 58-201 - Corporate Governance Guidelines (the “Guidelines”).

The following is a discussion of each of the Company’s corporate governance practices for which disclosure is required by the Disclosure Instrument. Unless otherwise indicated, the Board believes that its corporate governance practices are consistent with those recommended by the Guidelines. The Board has established a Board Mandate set out in Schedule A and has adopted Company Corporate Governance Guidelines which are available on our website at www.nexgenenergy.ca.

About the Board

The Board is responsible for the overall stewardship of the Company.

A fundamental objective of the Board is to enhance and preserve long-term value to the Company, to confirm that NexGen meets its obligations on an ongoing basis and that NexGen operates in a reliable and safe manner.

The Board has responsibility for managing its own affairs, including constituting committees of the Board and determining director compensation. The Board oversees the systems of corporate governance, financial reporting and controls to satisfy itself the Company reports adequate and fair financial information to Shareholders, engaging in ethical and legal conduct.

The Board discharges this responsibility directly and through delegation of selected and specific responsibilities to committees of the Board as described in the Board Mandate set out in Schedule A and the Company’s Corporate Governance Guidelines.

The Board currently has four committees:

•	Audit Committee
•	Compensation Committee
•	Nomination and Governance Committee
•	Sustainability Committee

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Each committee acts on matters that fall within their area of focus, on matters that may overlap between committees and ultimately may involve the Board as a whole. Charters have been developed for each committee and additional information on the objectives and responsibilities is detailed on pages 27-29.

The Board engages management with respect to strategic direction, long range planning, financial plans and strategies, corporate opportunities and the identification of risks.

Enterprise Risk Management

NexGen’s Board Mandate explicitly recognizes that the Board’s responsibility is to understand the primary risks of the Company’s business, which include strategic, financial, operational, environmental, health and safety, human resources, information systems and cyber security, permitting and licensing, and ESG global risks. In addition, it requires NexGen’s Board to confirm that there are enterprise risk management (“ERM”) systems in place to effectively monitor and manage those risks with a view to the long-term viability of NexGen.

NexGen management is responsible for identifying, evaluating, managing and mitigating NexGen’s exposure to risk. It is the Board’s responsibility to assess key risks facing NexGen and to review management’s strategies for risk mitigation.

NexGen’s Board committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The Company’s Audit Committee, in its capacity as a committee of the Board, is directly responsible for overseeing the risk identification, assessment and management program of the Company, and must, at least annually, review the Company’s ERM and evaluation process and discuss the ERM and steps management has taken to monitor and control such exposures. The Nomination and Governance Committee has the responsibility to review the risk oversight functions that are in place at the Board and committee level, including reviewing the applicable Board committee charters to confirm that such risk oversight is appropriately allocated amongst the various committees.

Cyber Security

NexGen’s Board and management understand the importance of information systems to the operation of the business.  The Company’s goal is to ensure appropriate protection for its data and systems from external and internal cyber security threats in accordance with relevant laws and regulations and business requirements.  Management analyzes and reviews the Company’s cybersecurity framework as part of the ERM to ensure appropriate measures are in place to mitigate cyber risk.  This framework, any potential risks and respective mitigating factors are disclosed to the Audit Committee through the ERM.

Meeting Cadence and In Camera Sessions:

The Board and management regularly discuss strategies at quarterly Board meetings and as needed throughout the year. To facilitate open and candid meetings among the non-management directors of the Board, in-camera sessions of the non-management directors are scheduled for the conclusion of each meeting of the Board and occurred at every meeting as per the Company’s Corporate Governance Guidelines. Additional meetings for the non-management directors are held as considered necessary. Moreover, the non-management directors have the opportunity to hold discussions in the absence of management through their participation in the Audit Committee, Compensation Committee, Nomination and Governance Committee, and Sustainability Committee, which are comprised solely of non-management directors. During the financial year ended December 31, 2021, no separate meetings of the non-management directors were convened. The independent directors will hold an in-camera session in the absence of non-independent directors and management at a minimum, once a year.

Ethical Business Conduct

As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by requiring the Company to carry out its business in accordance with high business and moral standards and applicable legal and financial requirements. The Board has formalized this in its Code of Business Ethics (the “Code”). A copy of the Code is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.nexgenenergy.ca.

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The Company’s Corporate Secretary is responsible for communicating the Code to directors, officers, and employees. Compliance with the Code is maintained primarily through the reporting process within the Company’s organizational structure. The Audit Committee monitors overall compliance with the Code and the Chief Financial Officer reports any alleged breaches of the Code to the Audit Committee. The Company’s Chief Financial Officer and the Audit Committee Chair then report to the Board at regular quarterly meetings of the Board on any issues or concerns that have been raised.

In addition, the Company has a “whistleblower” policy (the “Whistleblower Policy”) so that any employee of the Company or its subsidiaries may submit confidential or anonymous concerns regarding questionable business practices without fear of dismissal or retaliation of any kind. The Whistleblower Policy allows employees to direct their concerns to the Chair of the Audit Committee.

Certain members of the Board are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting such participation. Where such a conflict of interest involves a particular Board member (i.e. where a Board member has an interest in a material contract or material transaction involving the Company), such Board member will be required to disclose his or her interest to the Board and refrain from voting at any Board meeting of the Company which considers such contract or transaction, in accordance with applicable law.

In rare circumstances, if deemed appropriate, the Company may establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.

Director Independence

For the purposes of the Disclosure Instrument, a director is independent if he or she has no direct or indirect material relationship with the Company. A “material relationship” is one which could, in the view of the Board, reasonably be expected to interfere with his or her ability to exercise independent judgment. Certain specified relationships will, in all circumstances, be considered, for the purposes of the Disclosure Instrument, to be material relationships.

As of the date of this Circular, and assuming all nominees are elected as directors at the Meeting, the Board consists of, and will continue to consist of nine individuals, seven (77.8%) of whom are independent and two (22%) are women. Accordingly, a majority of the Board is independent.

The current independent directors are: Warren Gilman, Karri Howlett, Christopher McFadden, Richard Patricio, Trevor Thiele, Sybil Veenman and Don J. Roberts.

Mr. McFadden has been appointed as the Chair of the Board and is responsible for, among other things, providing leadership to ensure that the Board functions independently of management and overseeing the governance obligations of the Board and its committees generally.

Messrs. Curyer and Wall are not independent for the purposes of the Disclosure Instrument. Mr. Curyer is the Company’s President and Chief Executive Officer, and Mr. Wall’s consulting company, Flying W Consulting, is engaged to provide advice on corporate matters for the Company.

Diversity, Equity & Inclusion

The Company is committed to Diversity, Equity and Inclusion (“DEI”) strategies that maintain a welcoming organizational culture, positive conditions for engagement, innovation, and high productivity that can be seen at every level of the business. In addition to NexGen’s workplace DEI commitments, the Company has a Diversity Policy which works in parallel with the Company’s DEI strategies.

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Diversity Policy

The Company seeks to recruit and select candidates for the Board and for management positions that represent business acumen, skills, experience, and incorporates diversity, including equitable and fair representation of people of different genders.

In April 2018, the Board of Directors adopted a policy regarding the diversity of the directors and management of the Company. The Board recognizes the valuable contributions made to board deliberations and management by people of different gender, geographical representation, education, experience, ethnicity, age and disability. The Board also acknowledges the benefit of diversity in the Company’s leadership positions and the need to maximize the effectiveness of the Board and management in their decision-making abilities. The Board focuses on hiring the best quality individuals for the position, while encouraging and incorporating diversity on the Board and in executive officer positions.

In light of the Company's culture and commitment to diversity, formal targets regarding gender diversity on the Board or in executive officer positions have not been deemed necessary. The Company's support for diversity is strongly ingrained in NexGen’s culture and values, as evidenced by NexGen’s current executive management composition, of which 50% are female, as well as NexGen’s 2021 total employees by gender statistics of which 67% are male and 33% are female. With regard to searches for new directors or officers, the Board is committed to conducting a search for suitable candidates and will consider the level of diversity within its Board and senior leadership ranks in its search process.

The Company will continue to review, assess, and develop ways to promote diversity, including gender diversity, within the Company, ensuring equal opportunity for all to continue to advance and hold leadership roles in NexGen.

Diversity, Equity Inclusion Commitments

The Company is committed to providing a diverse work environment in which all individuals are treated with dignity and respect and afforded equal opportunity to succeed.

Embrace Workforce Diversity	Treat all employees equally, regardless of, among other things, age, sex, gender identity and expression, race, national or ethnic origin, religion, language, political beliefs, marital and family status, sexual orientation, physical ability and all other protected grounds.
Value Diversity of Thought and Perspective	Leverage the diverse thinking, skills, experience and working styles of our employees and other stakeholders.
Respect Stakeholder Diversity	Sustain strong and collaborative relationships with diverse Shareholders,communities, employees, governments, suppliers, and other stakeholders

Board Committees

The Board currently has four committees: (i) the Audit Committee; (ii) the Compensation Committee; (iii) the Nomination and Governance Committee; and (iv) Sustainability Committee.

The Board has adopted a written charter for each of the Committees. From time to time, the Board may also appoint ad hoc committees to assist in specific matters. The Board delegates specific mandates to such ad hoc committees if and when they are established.

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Audit Committee

The Audit Committee is composed of (3) three directors, each of whom is an independent director. The Committee has certain oversight responsibilities relating to the Corporation’s financial statements, external auditors, risk management, compliance with legal and regulatory requirements and management information technology.

The Chair of the Audit Committee is Trevor Thiele.

The Audit Committee ensures the integrity of the Corporation’s financial statements, the reporting process, internal controls, risk mitigation and compliance with applicable legal and regulatory requirements and also maintains open channels of communication among management, external auditors and the Board.

Under National Instrument 52-110 - Audit Committees (“NI 52-110”), companies are required to provide disclosure with respect to their Audit Committee, including the text of the Audit Committee’s charter, the composition of the Audit Committee and the fees paid to the external auditor. This information is provided in the Company’s annual information form dated February 25, 2022 (the “AIF”) under the heading “Audit Committee Disclosure” with respect to the financial year ended December 31, 2021.

The AIF is available for review by the public on the SEDAR website located at www.sedar.com under the Company’s profile and may also be obtained free of charge by sending a written request to the Company at the Company’s head office located at Suite 3150, 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3.

The Audit Committee may retain external consultants and other advisers, if it considers this appropriate to assist the Committee in fulfilling its duties.

Compensation Committee

The Compensation Committee is composed of (3) three directors, each of whom is an independent director. The Committee has certain oversight responsibilities for identifying any risks associated with the Company’s compensation policies and practices and considering the implications of any such risks and then ensuring such risks are mitigated, particularly those arising from policies and practices that encourage or may encourage excessive risk-taking by executive officers.

The Chair of the Compensation Committee is Richard Patricio.

The Compensation Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still allowing the Compensation Committee to be responsive to market conditions.

Further details regarding the responsibilities, powers and operation of the Compensation Committee are found within the Compensation Discussion and Analysis, on page 38 of this Circular.

The Compensation Committee may retain external consultants and other advisers, if it considers this appropriate to assist the Committee in fulfilling its duties.

Nomination and Governance Committee

The Nomination and Governance Committee is composed of (3) three directors, each of whom is an independent director. The Committee is responsible for assisting the Board in fulfilling its overall responsibilities in respect of the development, implementation and monitoring of the Company’s corporate governance practices.

The Chair of the Nomination and Governance Committee is Richard Patricio.

The Nomination and Governance Committee establishes criteria for Board membership and composition and makes recommendations to the Board thereon. The Nomination and Governance Committee also makes recommendations for the assignment of Board members to Board committees and oversees a process for continuing education and director succession. In that regard, the Nomination and Governance Committee is also responsible for assessing the competencies and skills of existing directors and those required for nominees to the Board, with a view to ensuring that the Board is comprised of directors with the necessary skills and experience to facilitate effective decision-making. The Nomination and Governance Committee may retain external consultants or advisors if it considers this appropriate to assist the Committee in fulfilling its duties.

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Sustainability Committee

The Sustainability Committee is composed of (4) four directors. The Committee provides oversight with respect to environmental, corporate social responsibility and health and safety activities, practices and policies.

The Chair of the Sustainability Committee is Karri Howlett.

The Sustainability Committee ensures the Company is operating within the appropriate environmental, corporate social responsibility, and health and safety guidelines, assessing the effectiveness of NexGen’s policies, systems and standards for achieving compliance with appropriate laws, legislation, industry standards, and Company objectives.

The Sustainability Committee ensures that the principle risk and opportunities related to environmental, corporate social responsibility, and health and safety have been identified and that sufficient resources are allocated by management to address them. The Sustainability Committee may retain external consultants and other advisers, if it considers this appropriate to assist the Committee in fulfilling its duties.

Environmental, Social and Governance (ESG)

Since its inception in 2011, Sustainability considerations have been embedded in all of NexGen’s business and operational decisions. With sustainability being vital to the short and long-term success of the Company, NexGen released its inaugural Sustainability Report, formalizing the Company's ESG commitments and highlighting NexGen’s activities throughout 2020, including information regarding historical performance.

Material sustainability topics for reporting were determined through a review of NexGen’s indigenous and stakeholder mapping and engagement, the Global Reporting Initiatives Mining and Metals sector disclosures (2013), as well as various company filings and internal reports. The five most material topics were validated by members of NexGen’s Executive, and the Sustainability Committee of the Board of Directors.

Material Sustainability Topics
Environmental Stewardship	Responsible management of land, water and air resources through and beyond all phases of the Project lifecycle (construction, operations, closure and post-closure).
Health & Safety	Achieve zero harm across the organization, protecting the health, safety and well-being of employees, contractors and communities by ensuring a safe and healthy workplace.
Reclamation & Continuing Land Use	Responsible and progressive reclamation of the Rook I site, facilitating ongoing use of the land post-decommissioning.
Regulatory Compliance	Legal and ethical execution in compliance with applicable statutes and regulations through all phases of the Project lifecycle.
Strong Community & Indigenous Relations	Development of meaningful community programs that focus on youth, and are centered around culture, education, health and wellness, and economic capacity building.

NexGen will prepare reports annually in accordance with the Global Reporting Initiative Standards, building on its disclosure and transparency, and reflecting the appropriate stage of the Company's development.

A copy of the Sustainability Report is available on the Company’s website at www.nexgenenergy.ca.

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Chair of the Board and CEO Position Descriptions and Director Responsibilities

The Board has written position descriptions for the roles of the Chair and CEO. The Chair of the Board’s role is set out in the Board Mandate and is responsible for the management, development and effective performance of the Board, ensuring the Board fulfils its duties as required by law and as set forth in the Mandate.

Each director on the Board is responsible for contributing consistently and meaningfully, acting honestly and in good faith in the best interests of the Company. Each director on the Board must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The CEO is responsible for leading the Company in meeting its short-term operational and long-term strategic goals, and reports to the Board on a regular and transparent basis concerning the Company’s advancement of its goals, strategies and objectives.

Each director and officer of NexGen must demonstrate the Company values and commit to the success of the organization.

Although, the Board has developed written mandates for each of the Board committees, the Board has not yet developed written position descriptions for the chairs of each Board committee. The written mandate of each committee however delineates the role and responsibilities of each committee chair.

Board Skills Matrix

The Board Skills Matrix sets out the appropriate combination of acumen, skills and experience that has been identified and considered necessary for effective stewardship for the Company. The Board Skills Matrix is applied to assess Board composition, ongoing development and in identifying and recruiting new Directors in the future.

	AGE			TENURE			TYPES OF SKILLS
Directors	46-54	55-59	60-70	0-2 years of service	3-7 years of service	8-15 years of service	Strategy + Leadership	Mining Industry Experience	Uranium/ Nuclear	Government Relations	Compensation & Human Resources	Accounting/ Financial Reporting	Environment, Health and Safety and Sustainability	Legal	International Business	M&A and Capital Markets	Board Service/ Governacne
Curyer	✓					✓	✓	✓	✓	✓		✓	✓		✓	✓	✓
McFadden	✓					✓	✓	✓	✓			✓		✓	✓	✓	✓
Patricio	✓					✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓
Thiele			✓			✓	✓				✓	✓	✓		✓	✓	✓
Gilman			✓		✓		✓	✓				✓			✓	✓	✓
Veenman		✓			✓		✓	✓			✓		✓	✓	✓	✓	✓
Howlett	✓				✓		✓	✓		✓			✓				✓
Wall		✓			✓		✓			✓			✓	✓			✓
Roberts			✓	✓			✓					✓	✓		✓	✓	✓

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Terms

Subject to the terms of the Investor Rights Agreement, the Nomination and Governance Committee identifies candidates for nomination to the Board that possess the skills and greatest ability to strengthen the Board. The Nomination and Governance Committee annually reviews the composition of the Board, including the age and tenure of individual directors. The Board strives to achieve a balance between depth of experience and the need for renewal and new perspectives. The Nomination and Governance Committee has determined that the Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of term or retirement age limits at this time.

Orientation and Continuing Education

Given the current size of the Company and its stage of development, and as each new director will have a different skill set and professional background, specific orientation and training activities are tailored to the particular needs and experience of each director and consist primarily of meetings with members of the executive management team.

The Board provides continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to meet their obligations as directors. All of the directors are actively involved in their respective areas of expertise and have full access to management. Directors are periodically provided with the opportunity to visit the Company’s properties to become familiar with the Company’s operations. Presentations by management and the Company’s advisors are also organized, as needed, to provide ongoing director education.

Board Performance Assessments

The Nomination and Governance Committee annually manages a formal process for assessing the effectiveness of the Board as a whole, its committees and its individual directors. As part of this process, directors complete a questionnaire based on both quantitative and qualitative ratings of their and the Board’s performance in key areas and allows for directors to provide subjective comments in each of those areas.

The Chair of the Nomination and Governance Committee reviews the results of the board assessment and reports to the Board on the results of the assessment process. Any action plans as a result of the review are followed-up and monitored by the Nomination and Governance Committee.

Other Directorships

Currently, the following directors serve as directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Leigh Curyer	IsoEnergy Ltd. (1)
Christopher McFadden	IsoEnergy Ltd. (1)
Richard Patricio	IsoEnergy Ltd. (1) (2) Sterling Metals Corp. Sixty Six Capital Inc. Mindset Pharma Inc. Toro Energy Limited (2)
Trevor Thiele	IsoEnergy Ltd. (1)
Warren Gilman	Los Andes Copper Ltd. Gold Royalty Corp.
Sybil Veenman	Royal Gold Inc. Major Drilling Group International Inc.

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Name of Director	Reporting Issuer(s) or Equivalent(s)
Karri Howlett	Gold Royalty Corp. March Consulting Associates Inc. Saskatchewan Trade and Export Partnership
Brad Wall	Whitecap Resources Inc. Maxim Power Corp. Dye and Durham Helium Evolution
Don Roberts	Queen’s Road Capital Investment Ltd. CK Asset Holdings CK Life Sciences Int'l HK Electric Investments

Notes:

(1)	NexGen holds approximately 50.1% of the outstanding common shares of IsoEnergy. Accordingly, IsoEnergy is an affiliate of NexGen.
(2)	Mr. Patricio sits on the board of Toro Energy Ltd in his capacity as President and CEO of Mega Uranium Ltd. and IsoEnergy Limited in his capacity as a director of NexGen, of which Mega Uranium Ltd. is a shareholder. He has three other directorships which are distinct from his principal occupation.

Attendance

The Board schedules regular meetings of the Board and its committees with perfect attendance by directors. The Board and its committees held the following number of meetings in the financial year ended December 31, 2021:

Year Ended December 31, 2021
Board	4
Audit Committee	4
Compensation Committee	2(1)
Nomination and Governance Committee	2(1)
Sustainability Committee	3

Note:

(1)	Each of the Nomination and Governance Committee and the Compensation Committee held several informal meetings throughout the year.

The attendance of the current directors at such meetings was as follows:

Director	Board Meetings Attended	Audit Committee Meetings Attended	Compensation Committee Meetings Attended	Nomination and Governance Committee Meetings Attended	Sustainability Committee
Leigh Curyer	4 of 4	N/A	N/A	N/A	3 of 3
Christopher McFadden	4 of 4	4 of 4	N/A	N/A	3 of 3
Richard Patricio	4 of 4	4 of 4	2 of 2	2 of 2	N/A
Trevor Thiele	4 of 4	4 of 4	2 of 2	2 of 2	N/A
Warren Gilman	4 of 4	4 of 4	N/A	N/A	3 of 3
Sybil Veenman	4 of 4	N/A	2 of 2	2 of 2	N/A
Karri Howlett	4 of 4	N/A	N/A	N/A	3 of 3
Brad Wall	4 of 4	N/A	N/A	N/A	N/A
Don J. Roberts (1)	2 of 2	N/A	N/A	N/A	N/A

Note:

(1)	Don J. Roberts joined NexGen Board as of June 10, 2021 and attended all Board meeting subsequent to such date.

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COMPENSATION DISCUSSION AND
ANALYSIS

COMPENSATION AT A GLANCE	34
INTRODUCTION	34
COMPANY OVERVIEW	34
COMPANY PERFORMANCE	35
COMPENSATION GOVERNANCE	38
ELEMENTS OF EXECUTIVE COMPENSATION	43
2021 NEXGEN PERFOMANCE SCORECARD	45
2021 COMPANY OBJECTIVES AND ACHIEVEMENTS	45
CEO COMPENSATION SUMMARY	48

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COMPENSATION AT A GLANCE

NexGen upholds the best practices that drive company-wide excellence in order to meet both short-term operational goals and long-term strategic goals.

Best Practice Highlights
✓	Pay for performance
✓	Engage an independent compensation advisor
✓	Benchmark our executive compensation program against an appropriate peer group
✓	96% of CEO compensation and 87% of other Named Executive Officer (“NEO”) compensation is at risk
✓	Have maximum payout cap on our short term incentive program
✓	Have a Clawback Policy, an Anti-Hedging Policy and an Insider Trading Policy
✓	The Board may exercise discretion when considering compensation decisions to reduce or increase the size of any award or payout to reflect extraordinary events, prevailing circumstances or market conditions

NexGen does not
✓	Guarantee annual base salary increases or incentive compensation
✓	Reprice stock options
✓	Offer excessive perquisites
✓	Offer loans to directors or officers

INTRODUCTION

This section provides information on our executive compensation program for 2021. For 2021, our Named Executive Officers, as defined in Form 51-102F6 - Statement of Executive Compensation were as follows:

•	Leigh Curyer	President and Chief Executive Officer (President and CEO)
•	Travis McPherson	Senior Vice President, Corporate Development
•	Anthony (Tony) George	Chief Project Officer
•	Gillian A. McCombie	Vice President, Human Resources
•	Harpreet Dhaliwal	Chief Financial Officer

We refer to our Named Executive Officers as Executives in the Circular.

COMPANY OVERVIEW

NexGen Energy Ltd. is a Canadian company founded in 2011 to acquire, discover and develop the world’s next major uranium project in Saskatchewan’s Athabasca Basin. Today, NexGen is a well-funded development-stage company, focused on optimally advancing the Arrow Deposit which is capable of being the largest low-cost uranium mine in the world. With a total mineral claim position of 199,580 hectares in the southwest Athabasca Basin, Saskatchewan, the Company has a strong portfolio of highly prospective projects, including the Company's 100% owned Rook I property that hosts the high-grade Arrow Deposit (discovered February 21, 2014), South Arrow (discovered July, 2017), Harpoon (discovered August, 2016), Bow (discovered March, 2015) and the Cannon area (discovered April, 2016).

NexGen is listed on the Toronto Stock Exchange and the New York Stock Exchange (“NYSE) under the ticker symbol NXE, and on the Australian Stock Exchange under the ticker symbol NXG, and is headquartered in Vancouver, British Columbia, with an Operations Office in Saskatoon, Saskatchewan. The Company was uplisted from the NYSE American (NYSE-A) to the NYSE and began trading on the NYSE on March 4, 2022.

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NexGen’s dynamic and diverse team of experienced uranium and industry professionals brings together a world of leading-edge expertise across the entire mining life cycle, all backed by a global base of long-term capital. The Company is delivering on its objective of becoming a world-leading uranium producer. Guided by the values of honesty, accountability, resilience and respect, NexGen is advancing its organizational and project objectives with a commitment to elite standards in every aspect of mine development for long-term economic, environmental and social success. In 2018, NexGen was awarded the PDAC Bill Dennis Award for a Canadian Discovery. The award honours those who have made a significant mineral discovery. In 2019, NexGen was awarded the PDAC Environmental and Social Responsibility Award. This award honours global companies for outstanding leadership in environmental protection and/or good community relations. In 2020, NexGen was recognized by the Cannes Corporate Media & TV Awards with a gold medal for its role in the documentary “Dëne Sųłiné - Our People” which explored the Dëne Sųłiné language in La Loche and the Clearwater River Dene Nation. Also, in 2020, NexGen was awarded the Paragon Award from the Regina Chamber of Commerce recognizing the Company’s community involvement.

NexGen is dedicated to developing the Rook I Project in the most optimal manner incorporating the highest levels of environmental stewardship, social advancement and sustainable economic benefits for all stakeholders. The Company sets and maintains elite standards in all of its planning and execution, translating into a culture of constant evolution and continuous improvement as well as the most efficient use of capital. By combining innovation with low technical risk, NexGen continually evaluates and optimizes across all areas of the business.

COMPANY PERFORMANCE

In 2021, NexGen achieved many milestones which contributed to the exceptional growth of the Company and the successful advancement of the Rook I Project.

NexGen’s 2021 Key Performance Highlights.

•	Reduced Company debt with the holder’s of the US$120M aggregate principal amount of convertible debenture converting their debentures into shares.
•	Released the Rook I NI43-101 Feasibility Study (“Feasibility Study”) in February 2021, demonstrating the economically robust and environmentally elite nature of the Rook I Project.
•	The Company closed an over-allotted bought deal financing of $173M.
•	Successfully identified and hired Harpreet Dhaliwal as Chief Financial Officer.
•	Completed it’s listing in July 2021 on the Australian Stock Exchange under the symbol “NXG”
•	Signed two (2) Benefit Agreements with local priority area (“LPA”) communities.
•	Published inaugural Sustainability Report highlighting progress, initiatives, and commitments in the areas of health, safety, environmental, social and governance management for the calendar year 2020.
•	Completed the 2021 Site Confirmation program, in preparation for commencing the Front End Engineering Design (“FEED”) stage.
•	Successfully completed 10,849 meters of exploration drilling identifying addition uranium mineralization at depth below the Arrow Deposit.
•	Conducted a thorough evaluation process which culminated in the award and initiated work for the engineering, procurement, and construction management (“EPCM”) contract for the FEED stage of the Rook I Project to Hatch in Q4 2021.
•	Materially advanced the Draft Environmental Impact Statement submission, with the completion of all technical input advanced through proactive regulatory and community engagement.

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2021 Share Price Performance

The following graphs shows the Company’s share performance and liquidity on the TSX and NYSE-A in Fiscal Year 2021. NexGen’s annual share price increase was ~62% and ~64% on the TSX and NYSE-A, respectively. It reached an all-time high of CAD$8.09/share and USD$6.50/share on November 9, 2021 on the TSX and NYSE-A, respectively.

Performance Graphs

The following graph compares the Company’s cumulative total Shareholder return (“TSR”) over the five most recently completed financial years ending December 31, 2021. It portrays the five-year growth of $100 invested in the common shares of NexGen from December 31, 2016 to December 31, 2021 compared to $100 invested in the S&P/TSX Composite Total Return Index, S&P/TSX Global Mining Index, and NexGen’s Uranium Peers, for the same time period.

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1. Uranium Peer TSR is a management calculated price weighted total Shareholder return of a selection of NexGen’s peers focused in the uranium industry, with such peers for 2021 (the “Uranium Peers”) being Cameco Corp, Denison Mines Corp, Energy Fuels Inc, Fission Uranium Corp and Uranium Energy Corp.

For the five-year period ended December 31, 2021, NexGen’s share price increased 138% outperforming the S&P/TSX Global Mining Index, S&P/TSX Composite Total Return Index, and the Uranium Peer TSR.

From the Company’s inception, in 2013, NexGen’s share price increased 1778% outperforming the S&P/TSX Global Mining Index, S&P/TSX Composite Total Return Index, and the Uranium Peer TSR. This exceptional share-price performance demonstrates the strategic value and commitment by the Executives in creating long-term shareholder value while advancing the Rook I Project in an optimal manner.

The Company’s Executive compensation is based on several factors including, but not limited to, the demand for and supply of skilled professionals in the resource industry generally, individual performance, the Company’s performance, and other factors. The trading price of the common shares on the TSX is subject to fluctuation based on several factors, many of which are beyond the control of the Company and its Executives. These include, among other things, market perception of the Company’s ability to achieve planned growth or results, trading volume in the Company’s common shares, and changes in general conditions in the economy and financial markets.

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Project Development Spend Per Dollar of Executive Salary ($C)(1)

Note:

(1)	Project Development spend includes costs related to exploration, drilling, environmental and permitting, engineering and design, direct labour and associated costs. Source: Publicly filed Annual Financial Statements and Management Information Circular of the management selected “Uranium Peers” for 2021, being Cameco Corp, Denison Mines Corp, Energy Fuels Inc, Fission Uranium Corp and Uranium Energy Corp.

Since its listing in 2013, NexGen has continuously demonstrated that it leads the sector in the efficient use of capital in terms of the ratio of expenditure incurred on “exploration & development” of its projects relative to Executive salaries. Further, the cost per pound of U3O8 discovered for a uranium resource over 100Mlbs is significantly the lowest in history. 2020 saw a temporary reduction in this ratio which was expected due to the stage of the project transitioning from resource definition, technical and environmental studies throughout 2016-2019 into final feasibility and permitting during 2020 in addition to the temporary suspension of some activities due to COVID-19. In 2021, with the Feasibility Study completed, site investigation for both underground and surface was completed, FEED was initiated, which once again demonstrated NexGen’s highly efficient and sector leading use of capital.

COMPENSATION GOVERNANCE

The Board is responsible for overseeing the Company’s compensation program. The Board has delegated certain oversight responsibilities in this regard to the Company’s Compensation Committee (the “Compensation Committee”) but retains final authority over the Company’s compensation program and process.

The Role of the Compensation Committee

The Compensation Committee assists the Board in fulfilling its responsibilities relating to the human resources and compensation issues. The Compensation Committee meets through a combination of formal and informal meetings at least two times per year and holds in-camera sessions, without the presence of management, as needed.

The Compensation Committee consults with management on Executive compensation related to:

•	establishing the Company’s general compensation philosophy and overseeing the development and implementation of the Company’s compensation programs;
•	reviewing and approving Company goals and objectives relevant to the compensation of the CEO, evaluating the performance of the CEO in light of those goals and objectives, and setting the CEO’s compensation level based on this evaluation, subject to the approval of the Board;

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•	reviewing and approving compensation, incentive plans, and equity-based plans for all other senior officers of the Company after considering recommendations of the CEO, all within the compensation policies and guidelines approved by the Board; and
•	reviewing the adequacy and form of the compensation of directors and ensuring that the compensation realistically reflects the responsibilities and risks involved.

Composition of the Compensation Committee

The Compensation Committee is comprised of three (3) independent members of the Board: Richard Patricio (Chair), Trevor Thiele and Sybil Veenman. The Compensation Committee has a written charter which was approved by the Board in 2018.

By virtue of their respective experience as executives and their exposure to capital markets, corporate governance and regulatory matters, each member possesses the relevant decision-making skills that make them suitable members of the Compensation Committee. A general description of the education and experience of each Compensation Committee member which is relevant to the performance of their responsibilities as a Compensation Committee member is contained in their respective biographies set out under “Election of Directors” in this Circular. In particular, Mr. Patricio and Ms. Veenman are qualified lawyers with extensive experience as officers and directors of mining companies including as members of compensation committees thereof and Mr. Thiele has extensive financial experience. In addition, each of Messrs. Patricio and Thiele have been involved with the Company since inception and hence are intimately familiar with its operations and senior management team. As a result, each of them is qualified to make decisions on the suitability of the Company’s compensation policies and practices.

Executive Compensation Decision Making Process

Note:

(1)	The Board carries out its deliberations and voting with respect to the approval of CEO compensation without the CEO being present.

Compensation Risk Management

The Compensation Committee is responsible for identifying any risks associated with the Company’s compensation policies and practices and considering the implications of any such risks ensuring they are mitigated, particularly those arising from policies and practices that may encourage unjustified risk-taking by executive officers. The Compensation Committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still allowing the Compensation Committee to be responsive to market conditions.

Incentive compensation is paid in relation to milestones regarding the advancement of NexGen’s projects which are subject to considerable review, contestability, and assessment. As such, the Compensation Committee considers that its compensation practices encourage healthy Executive approaches incorporating objective risk assessment.

The Board’s oversight of the strategic direction, budgetary process and expenditure limits are used to mitigate compensation policy risks.

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Key risk-mitigating features in the compensation structure include:

•	Engagement of an independent compensation advisor
•	Annual review of compensation programs
•	Establishing annual corporate and individual performance objectives
•	Fixed and variable compensation
•	Short-term and long-term incentives
•	Board discretion
•	Clawback and anti-hedging policies
•	Appointment of a Human Resources (HR) executive in 2019

Anti-Hedging

Pursuant to the Company’s Code of Business Ethics, the Company’s executive officers and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the executive officer or director.

Clawback Policy

On April 25, 2022, the Board adopted a Clawback Policy, under which it may seek to recoup any incentive compensation paid, granted or awarded to, or received or earned by, or vested in favour of an employee of the Company, subsequently to the date of the adoption of the policy, if and to the extent that the Board determines that:

(a)	the employee would not have been entitled, in whole or in part, to the incentive compensation in the event of a Financial Restatement or if the Employee has been involved in any Wrongful Act, whereas Restatement and Wrongful Act are defined as follows:
i.	Restatement means a material restatement of the Company’s financial statements resulting from any material non-compliance with any financial reporting requirements under applicable securities laws, but does not include a restatement that is a result of a retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; or (vi) revision for stock splits;
ii.	Wrongful Act means any gross negligence, intentional misconduct, theft, embezzlemment, fraud or other serious misconduct.

This Policy does not preclude the Company from taking any other action to enforce an employee’s obligations to the Company, including termination of employment or institution of any legal proceedings.

Equity Ownership Guidelines

The Board believes it is in the best interests of the Company and Shareholders to align the financial interests of NexGen’s leadership with those of the Shareholders. In 2019, the Board approved the Share Ownership Guidelines which sets out mandatory equity ownership requirements for directors of the Company. The minimum ownership guidelines being a multiple of 3x the annual cash retainer, valued based on the share price, at the higher of the measurement date or acquisition date, are expected to be satisfied by each director within five (5) years after first becoming subject to these ownership requirements or after being appointed as a director. Once the director or executive’s level of equity ownership satisfies the applicable minimum ownership requirements pursuant to the Share Ownership Guidelines, such individual is expected to maintain their minimum ownership levels for as long as they remain subject to the Ownership Guidelines.

Board members and executives have always demonstrated the behaviour of not exercising vested options until the last month of the term of the option.

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Succession Management

The Board oversees the succession planning with respect to management. The CEO is responsible for identifying and developing internal CEO succession candidates. The CEO ensures NexGen has the right leadership development initiatives in place for executive succession. In addition, the CEO, Senior Vice President, HR and other senior executives meet regularly to review the talent across the organization and address strategies that support succession and organization effectiveness.

Executive Compensation Philosophy

NexGen’s compensation is designed to be competitive with other North American mining development and operating companies in the uranium and resources sector that also have similar scope and growth trajectories.

Each position is evaluated to establish skill requirements and level of responsibility to provide a basis for internal and external comparisons. The Board and the Compensation Committee assess a number of aspects when structuring compensation policies and programs and individual compensation levels. These include:

•	Internal and external comparisons
•	Values and culture
•	Long-term interests of our Shareholders
•	Recommendations made by independent compensation consultants retained by the Compensation Committee, from time to time and
•	Each executive’s individual performance and contribution towards meeting the Company goals

Executive Compensation Objectives

The goal of executive compensation at NexGen is to attract, motivate, retain and reward a knowledgeable, driven management team and to encourage them to attain and exceed performance expectations.

NexGen’s compensation practices are based on a pay-for-performance philosophy in which assessment of performance is based on the Company’s financial and operational performance as well as individual contributions.

The compensation program is designed to reward each executive based on corporate and individual performance and is also designed to incentivize such executives to drive the organization’s growth in a sustainable and prudent way.

The following key principles guide the Company’s overall compensation philosophy:

•	Attract, retain, motivate and engage high caliber talent whose expertise, skills, performance are critical to the organization’s success
•	Align employees’ interests with the strategic visions and business objectives of NexGen
•	Focus employees on the key business factors that affect long-term Shareholder value
•	Align compensation with NexGen’s corporate strategy and financial interests as well as the long-term interests of NexGen Shareholders
•	Compensation should be fair and reasonable to Shareholders and be set with reference to the local market and similar positions in comparable companies

The Company has recently been increasing the size and composition of its senior management team to reflect the Company’s focus on development activities. It is continually assessing its compensation philosophy and practices as the Company advances through development.

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Executive Compensation Peer Group and Benchmarking

The Compensation Committee uses a variety of data sources, including guidance from our independent compensation advisors when retained from time to time, formally determined executive compensation peer group, published compensation surveys, and other market data to identify peer groups for salary comparisons. There is also a smaller group of publicly traded, operating, primary uranium mining companies the Compensation Committee includes in evaluation. This group is limited to make appropriate comparisons of exploration and development mining companies that closely align with NexGen.

Our executive compensation peer group selection was based on the following:

•	Companies within the same industry segment as NexGen
•	Companies with uranium as a primary metal/mineral
•	Companies with a similar business strategy and scope of operations to NexGen, and
•	Companies based and primarily operating within North America

The table below summarizes the 2021 executive compensation peer group:

Executive Compensation Peer Group
Alamos Gold Inc	Mag Silver Corp
Cameco Company	Osisko Mining Inc.
Denison Mines Corp	Pretium Resources Inc.
Energy Fuels Inc	Seabridge Gold Inc.
Fission Uranium Corp.	Silvercrest Metals Inc.
Ivanhoe Mines Limited	Standard Lithium Ltd
Largo Resources Limited	Uranium Energy Corp.
Lithium Americas Corp	Wesdome Gold Mines
Lundin Gold Limited

NexGen provides a market competitive base salary and incentive opportunity that targets within a competitive range of market median with the ability to achieve higher compensation in the case of superior performance.

Independent Compensation Consultant

In September 2019, the Compensation Committee changed compensation advisors and engaged the services of Global Governance Advisors (“GGA”) as its independent compensation consultant to assist in determining the compensation for Executives. GGA is an internationally recognized, independent advisory firm that provides counsel to boards of directors on matters relating to executive compensation and governance. In each of 2019 and 2021, GGA performed an analysis of the Company’s compensation philosophy; and provided a detailed review of executive and director compensation which included an updated executive compensation peer group (refer above).

A summary of fees paid to our compensation consultant for the last three fiscal years are outlined in the following table:

Year	Consultant	Executive Compensation Related Fees	All Other Fees
2021	Global Governance Advisors	$87,450	Nil
2020	N/A	Nil	Nil
2019	Global Governance Advisors	$60,000	Nil

Due to the comprehensive review completed at the end of 2019 and the COVID-19 landscape, the Company did not engage an independent compensation consultant during 2020.

Under the engagement agreement with GGA, the Compensation Committee Chair approves all work plans and works with management as needed to complete assignments. Reports are delivered directly to the Compensation Committee Chair, with distribution to management as required.

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ELEMENTS OF EXECUTIVE COMPENSATION

During the financial year ended December 31, 2021, compensation of the Company’s executive officers consisted of a base salary, an annual short-term incentive award in the form of a discretionary performance bonus and/or special bonus and a long-term incentive award in the form of stock options, all of which is intended to be competitive in the aggregate while delivering an appropriate balance between annual compensation (base salary and cash bonuses) and long-term compensation (stock options).

Compensation Element	Form	Purpose of Element	Determination
Base Salary	Cash	Forms a baseline level of compensation for role fulfillment commensurate with the experience, skills, and market demand for the executive role and/or incumbent.	Salaries are determined from analysis of similar positions within similar companies, as benchmarked against various independent information sources. Individual experience, individual performance, level of responsibility and the emphasis on other compensation program elements are also considered when setting salary levels.
Short-Term Incentive Award (STI)	Cash	To recognize short-term (typically annual) efforts and milestone achievements that are designed to link the achievement of personal and annual performance objectives to the Company’s business strategy and to the enhancement of Shareholder value.	STI opportunity for each Executive is set based both with reference to competitive market practice, the seniority of the Executive's position and his or her industry experience. Actual bonus payments range from 0% - 100% of the target bonus opportunity, based upon the achievement of corporate and individual performance targets, with the opportunity to be awarded more based on extraordinary achievements not to exceed 200%. Each Executive’s annual performance is measured against corporate and individual performance objectives, the weighting of each being dependent upon his or her role in the organization and relative influence over corporate performance objectives.
Long-Term Incentive Award (LTI)	Stock Options & Cash	Designed to motivate Executives and employees to create and grow sustainable Shareholder total return over medium- to long-term performance periods and to facilitate key employee retention.

Option award levels are granted at such levels that total compensation can achieve above-market levels provided that the Company’s share price achieves superior returns relative to the grant price over a 5 year period. The Board sets the term and vesting of options under the LTI.

Cash award levels payable on the achievement of significant long-term milestones that are determined to be in line with the Company’s strategic outlook and long-term Shareholder interests, particularly when Company performance is above index performance.

Benefits and Perquisites	Indirect cash through broad-based plan	Provided to attract and retain the key talent required to manage the organization but are not intended to make-up a significant portion of an Executive’s total compensation.	Benefits are provided on a broad basis to the Company’s Executives and other eligible employees with limited perquisites to remain market competitive with the peer group. A specific perquisite will only be provided when the perquisite provides competitive value and promotes retention of key executives.

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Base Salaries

In establishing base salaries, the Compensation Committee considered factors such as experience, changes to roles and responsibilities, corporate growth, length of service, and compensation compared to other employment opportunities for executives. Base salaries are also intended to be internally equitable. Salaries are reviewed annually by the Board based on recommendations of the Compensation Committee.

Short-Term Incentive (STI) Awards

Short-term incentive awards are based on the achievement of pre-determined, measurable corporate and/or individual performance objectives. During the financial year ended December 31, 2021, STI awards were either based on performance over the year (“Performance Bonus”) and/or based on the achievement of a particular and extraordinary corporate transaction or other milestone (“Special Bonus”).

A maximum Performance Bonus was determined for each executive officer as a percentage of salary. The maximum performance bonus for 2021 was capped at 200% of the respective executive’s Target STI. The Target STI as a percentage of base salary for the CEO is 100% and for all other Executives, ranges between 30-50%, with the opportunity to be awarded more based on extraordinary achievements. The key performance indicators and maximum bonus percentage are determined by the Compensation Committee in collaboration with the CEO and HR annually for the ensuing financial year and recommended to the Board for approval, on an individual basis for each Executive.

The Company-wide key performance metrics for 2021 are set out below under the “2021 NexGen Performance Scorecard” section and the Company expects to maintain similar areas of focus for such metrics in 2022.

Long-Term Incentive (LTI) Awards

Incentive Stock Options

Stock options are used by the Company to provide alignment between long-term share price performance and remuneration for Executives. Recognizing that the Company is at a relatively early stage of development, the reliance on stock option awards can help preserve cash resources which allows the Company greater flexibility in executing its strategy. Stock options are granted on a discretionary basis, based on the Board and the Compensation Committee’s assessment of each individual’s performance. Generally, the number of stock options granted to any Executive is a function of the contribution and achievements of the Executive to the business and affairs of the Company, the level of authority and responsibility of the Executive, the number of stock options the Company has already granted to the Executive, and such other factors that the Compensation Committee may consider relevant.

Stock options are governed by the Company’s current Option Plan and awards are generally considered and made semi-annually following the Company’s annual Shareholder meeting and at fiscal year-end. Existing stock options have a five-year term and are exercisable at the price determined by the Board, subject to applicable regulatory requirements at the time of grant.

Long-Term Retention Incentive Program

In 2020 NexGen introduced a Long-Term Retention Cash Based Incentive program.  The program was put in place to retain select executives and technical talent material to the achievement of significant long-term milestones in line with the Company’s strategic outlook and long-term Shareholder interests. The rewards are payable on the achievement of specific milestones.

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2021 NEXGEN PERFOMANCE SCORECARD

NexGen formalized a scorecard methodology for setting Company objectives and measuring performance to assess short-term incentives. The scorecard process establishes objectives at the beginning of each year that span across the various focus areas of the Company, ensuring alignment towards broad objectives that span multiple years and adherence to NexGen’s vision and values. The scorecard objectives are recommended annually by management and reviewed by the Compensation Committee and approved by the Board.

Objectives in 2021 were established within the following focus areas: health and safety, community, permitting, project development, finance, culture/people, and share price appreciation. 2021 was a year of significant progress for NexGen in all areas of the organization.

Market Performance Overview

During 2021, NexGen’s share price appreciated considerably. The base on December 31st, 2020 at $3.51 per share and closing on December 31st, 2021 at $5.54 per share, an ~58% increase year over year. During 2021, NexGen’s share price hit an all-time high of $8.09 per share, and achieved its highest its average daily dollar volume traded (share price multiplied by volume traded on the respective date).

NexGen Performance Overview

NexGen achieved several historic milestones across the business in 2021, including the transition of the Rook I Project from the study stage to a development stage asset. In conjunction with the numerous Project related milestones, NexGen has made significant advancements corporately to enable the continued advancement of the Rook I Project. These objectives were set through a rigorous process and at a level the Board believes is achievable, whilst acknowleging the challenges.

While COVID-19 continued to be a challenge in 2021, NexGen’s focus and values-based approach allowed for these milestones to be achieved optimally with the utmost quality, delivering significant benefits to all stakeholders, thus the Compensation Committee felt that it was not necessary to adjust any Company objectives or performance criteria.

2021 COMPANY OBJECTIVES AND ACHIEVEMENTS

Project Development

NexGen issued the results of the Rook I Feasibility Study in February 2021, demonstrating the economically robust and environmentally elite nature of the Rook I Project. NexGen advanced the Project through the geotechnical site confirmation studies that were completed in preparation for the commencement of the FEED, which began in the fourth quarter 2021 upon the award of the engineering, procurement and construction management EPCM contract to Hatch Ltd.

These key achievements and milestones from 2021 met the Company’s objectives of successfully advancing the Rook I Project.

Exploration

NexGen commenced a regional exploration drilling program in July 2021 focused on numerous high priority areas within a 10 km radius of Arrow along the Patterson Lake Corridor. NexGen successfully completed 10,849 meters of exploration drilling, identifying addition uranium mineralization at depth below the Arrow Deposit.

This key achievement met the Company’s objective for delivering long-term value to NexGen’s diverse stakeholder base.

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Permitting

NexGen submitted the first set of Licensing Program’s to the CNSC in December 2021, in alignment with the staged provision of information submissions established with the CNSC in 2019. NexGen materially advanced the Draft Environmental Impact Statement (“EIS”) submission, with the completion of all technical input advanced through proactive regulatory and community engagement.

These key achievements and milestones from 2021 met the Company’s objective of delivering on a process driven approach for the successful progression of Project licensing and permitting.

Community

NexGen signed an Impact Benefit Agreement (“IBA”) with the Buffalo River Dene Nation (“BRDN”) in December 2020; a Mutual Benefit Agreement (“MBA”) with Birch Narrows Dene Nation (“BNDN”) in January 2021; and saw the dismissal of the Métis Nation-Saskatchewan (“MN-S”) application by the Court of the Queen’s Bench for Saskatchewan in July 2021. NexGen also upheld its meaningful community programs in light of the challenges surrounding the COVID-19 pandemic and remote communities.

These key achievements and milestones from 2021 met the Company’s objectives of strengthening partnerships and formalizing commitments with local communities for the responsible development of the Rook I Project.

ESG

NexGen issued the inaugural Sustainability Report in October 2021, providing a comprehensive overview of NexGen’s commitment and approach to maximizing value for all stakeholders and outlining the five key areas of focus that have been identified as foundational to NexGen’s responsible growth strategy.

This key achievement and milestone from 2021 met the Company’s objective of formalizing its sustainability commitments to showcase NexGen’s long-standing robust ESG profile.

Finance

In February 2021 NexGen closed an over-alloted bought deal financing led by BMO Capital Markets and Canaccord Genuity Corp., adding gross proceeds of $173 million. In addition, CEF Holdings Limited (“CEF”) elected to convert their debentures into US$120 million of equity, which reduced Company debt. In July 2021, NexGen completed its listing on the Australian Securities Exchange (“ASX”), providing broader exposure and better access to Asia Pacific region investors and ensuring alignment with shareholders.

On December 31st, 2021, NexGen became Sarbanes-Oxley (“SOX”) compliant, supported by NexGen’s robust financial reporting, controls, policies and procedures. In Q4 2021, NexGen completed the selection process for a new Enterprise Resource Planning (“ERP”) system and commenced implementation planning in line with the Company’s objective to be well suited for the Rook I Project advancement.

These key achievements and milestones from 2021 met the Company’s objectives of being well funded; ensuring alignment with a broad shareholder base; implementing robust financial controls; and putting defined systems in place to support the advancement of the Rook I Project.

Culture and People

NexGen continued to grow the team with key hires, including the appointment of Harpreet Dhaliwal as Chief Financial Officer in April, 2021.

This key achievements and milestone from 2021 meet the Company’s objective of strengthening NexGen’s Management team.

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Health and Safety

With the health and safety of its people as the highest priority, NexGen proactively implemented policies and protocols to ensure the effective management of employees and stakeholders in NexGen’s offices and at the Rook I site in light of the continued COVID-19 pandemic.

NexGen recorded no lost time safety incidents occurred in 2021.

CEO Performance

Throughout 2021, the CEO’s Individual Performance successfully aligned with the strategic direction set by the Board, and served as the foundation for the Company’s strong performance in a dynamic environment. The Company benefited greatly from the CEO’s strategic leadership, leveraging his extensive industry experience, and his ability to navigate the complexities of responsible growth for successful and optimal outcomes across the organization.

Corporate

The CEO enhanced organizational performance and accountability by;

•	Delivering disciplined adherence to a process driven approach resulting in the successful advancement in all areas of the Rook I Project against the continued backdrop of the global COVID 19 pandemic.
•	Leading and successfully concluding negotiations to achieve community benefit agreements with the Birch Narrows Dene Nation and Buffalo River Dene Nation, marking a significant milestone for the Company and the communities where it operates.
•	Driving multiple workstreams forward with the renewal of the 2021 exploration program, ensuring long-term success of the Company and enduring benefits for stakeholders.
•	Expanding Executive Leadership team and structure with key hires for optimal team performance across the organization.

Financial

The CEO expanded the shareholder base;

•	Growing NexGen’s elite global investor base.
•	Establishing a strong financial position with $173M raised in bought deal financing.
•	Expanding on solid financial platform with listing on the Australian Stock Exchange (ASX).

Culture

The CEO exemplified Company culture and behaviour by;

•	Delivering strategic company-wide communications articulating NexGen mission, vision and values.
•	Driving the development of NexGen’s inaugural sustainability report formalizing organizational ESG commitments and defining material sustainability topics.
•	Conducting quarterly CEO led employee forums, driving employee engagement through information sharing, collaboration, and feedback.
•	Implementing rigorous health and safety protocols to ensure employee health and wellness.
•	Establishing company-wide ‘meeting and e-mail’ protocols to ensure employee work-life balance.
•	Creating employee opportunities for professional growth and development.

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2021 Assessment of Objectives

During the financial year ended December 31, 2021, the Chair of the Compensation Committee met with the Chief Executive Officer periodically to discuss Company goals and performance and to discuss the performance of executive officers individually. The Compensation Committee works in conjunction with the Chief Executive Officer to set compensation, including proposed salary adjustments, performance and/or special bonuses and stock option awards for executive officers.

The Compensation Committee made recommendations relating to the compensation of Executives to the Board. Based on these recommendations, the Board made decisions concerning the nature and scope of the compensation to be paid to the Executives. The Compensation Committee based its recommendations to the Board on its compensation philosophy and the Compensation Committee’s assessment of corporate and individual performance, recruiting and retention needs.

In early 2022 the Compensation Committee established a set of criteria and objectives which will be the basis for the 2022 performance rewards.

CEO COMPENSATION SUMMARY

Total Market Capitalization Return vs. Named Executive Pay

The Named Executive pay is in line with the performance of NexGen’s market capitalization, the value of the Company which helps align management interests with that of Shareholders. Over the past five years, the Named Executive pay has moved in the same direction as the value of the Company. In addition, for the past 5 years, the Company’s indexed market capitalization return has significantly outperformed the S&P/TSX Composite Total Return Index.

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2021 Compensation Mix

In 2021, the Company’s executive compensation program emphasized at risk performance-based compensation. For the CEO, 96% of the overall compensation award is performance based, with 88% of his total compensation being at risk in the form of stock options which are linked to long-term share performance. For the remaining Executives, on average, 87% of the overall compensation is performance based, with 80% of their total compensation being at risk in the form of stock options which are linked to long-term share performance. The pie charts below illustrate the executive compensation mix in 2021.

The CEO held stock options equal to 3.0% of the total common shares outstanding, as of December 31, 2021.

CEO Stock Option Overview

To align the CEO’s compensation with the Company performance, 88% of the CEO’s overall compensation is unrealized and at risk in the form of stock options.  As such, a significant portion of the CEO’s compensation is tied to the Company’s share price performance, and not to any guaranteed payment as would be received under other long-term incentive plans such as restricted share units.  The stock options have a two-year vesting period and a term of five years.   As part of the CEO’s demonstrated commitment to the steady advancement of the Rook I Project, and his confidence in the Company’s long-term success, the CEO has consistently exercised his stock options one-month prior to expiry, as opposed to capitalizing on “in-the-money” stock options immediately after vesting.

The stock option grants are valued using the Black-Scholes valuation method. While the value of the options granted is included in overall compensation, it is noted that this represents an unrealized value in the year of grant and is based on the Black-Scholes valuation method. The current year stock option grant had an unrealized calculated Black-Scholes value of $17.54 million compared to an intrinsic value at December 31, 2021 of $0.2 million. The intrinsic value is calculated as the difference between the December 31, 2021 closing price of the common shares on the TSX of $5.54 and the option exercise price, multiplied by the number of options granted during the year.

Furthermore, the increase in stock options granted year over year is in line with increase in the market capitalization and total Shareholder return, aligning CEO compensation with Company performance as demonstrated in the below chart and in the “Total Market Capitalization Return vs Named Executive Pay” section.

The below chart demonstrates when exercising stock options, the CEO retains a portion of the shares from the exercise as opposed to realizing the immediate cash proceeds. This further aligns his realized compensation with the Company’s long-term performance.

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Notes:

(1)	Unrealized Black Scholes option value at grant - Based on Black-Scholes option pricing model. The Black-Scholes model resulted in the following option values on the respective dates:
•	December 14, 2021 - $2.83; June 10, 2021 - $2.97; December 11, 2020 - $1.66; June 12, 2020 - $0.89; December 24, 2019 - $0.82; June 12, 2019 - $1.03;
(2)	Realized value on exercise of options - this value is calculated by multiplying the difference between the share price on exercise date and option exercise price, by the number of options exercised. A portion of this value is Cash Realized on Exercise while the remaining value is retained in shares (Held in Shares).

CEO Share Ownership and Holdings

To further align the CEO’s investment with the Company, the CEO over the last 3 years has significantly increased his shareholding within the Company. Within the industry standard, when calculating share ownership, companies include other equity items including certain components of preferred and restricted share units. In the below table, NexGen’s CEO holds a multiple of 34 times his base salary in common shares substantially higher when compared to the industry advised target of 3-5 times base salary. When unexercised in-the-money options are included (similar to other companies including preferred and restricted share units), the multiple of salary in 2021 increases to 66 times.

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notes:

(1)	Share Value is calculated based on the December 31, 2019, 2020, and 2021 closing price of the common shares on the TSX of $1.67, $3.51, and $5.54, respectively, multiplied by the number of shares held by the CEO for each respective year.
(2)	Option Value is the number of the CEO’s total in-the-money unexercised options outstanding at December 31, 2019, 2020, and 2021 multiplied by the difference between the December 31, 2019, 2020, and 2021 closing price of $1.67, $3.51, and $5.54, respectively, and the exercise price of the respective options.
(3)	Multiple of Base Salary to Share Value - this value is calculated based on Share Value as a multiple of the CEO’s base salary for each respective year.
(4)	Multiple of Base Salary to Share Value and Option Value - this value is calculated based on Share Value plus Option Value, as a multiple of the CEO’s base salary for each respective year.

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Summary Compensation Table

For the financial year ended December 31, 2021, the Company had five Named Executive Officers: Leigh Curyer, Travis McPherson, Tony George, Gillian McCombie, and Harpreet Dhaliwal. (collectively, the “Executives”). Ms. Dhaliwal joined the Company as Chief Financial Officer on April 1, 2021.

The following table sets forth the compensation paid to each of the Executives for each of the Company’s three most recently completed financial years (2019, 2020, and 2021).

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans ($)(2)	Long-term incentive plans ($)(3)
Leigh Curyer President, Chief Executive Officer & Director (4)	2021 2020 2019	780,000 750,000 695,000	Nil Nil Nil	17,540,000 4,294,052 2,001,192	1,560,000 708,750 622,500	Nil Nil Nil	Nil Nil Nil	106,454 Nil Nil	19,986,454 5,752,802 3,826,010
Travis McPherson Senior Vice President, Corporate Development	2021 2020 2019	375,000 300,000 200,000	Nil Nil Nil	3,784,000 1,235,954 770,514	375,000 140,250 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	4,534,000 1,676,204 1,182,404
Tony George Chief Project Officer (5)	2021 2020 2019	365,000 175,000 N/A	Nil Nil N/A	1,160,000 611,587 N/A	163,338 63,875 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A	1,688,338 850,462 N/A
Gillian McCombie Vice-President, Human Resources (6)	2021 2020 2019	315,000 270,000 163,942	Nil Nil Nil	1,308,500 337,662 484,608	185,850 114,750 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	1,809,350 722,412 501,613
Harpreet Dhaliwal Chief Financial Officer (7)	2021 2020 2019	281,250 N/A N/A	Nil N/A N/A	2,088,000 N/A N/A	172,500 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A	2,541,750 N/A N/A

Notes:

(1)	Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in a value of an option on each of the following dates as follows:

December 14, 2021 - $2.83; June 10, 2021 - $2.97; April 1, 2021 - $2.32; December 11, 2020 - $1.66; June 12, 2020 - $0.89; December 24, 2019 - $0.82; June 12, 2019 - $1.03;

(2)	Includes bonus amounts paid to Executives by the end of each financial year, comprising a Performance Bonus and/or Special Bonus.
(3)	The Company has a Long-Term Incentive Retention Program to retain and award key executives. For the financial year referenced, milestones are still in progress and not yet payable.
(4)	Mr. Curyer does not receive any remuneration in his role as a Director of NexGen.
(5)	Mr. George was appointed Chief Project Officer on June 22, 2020. His bonus for 2020 was pro-rated based on his start date
(6)	Ms. McCombie was appointed Vice President, Human Resources on May 6, 2019. Her bonus for 2019 was pro-rated based on her start date.
(7)	Ms. Dhaliwal was appointed Chief Financial Officer on April 1, 2021. Her bonus was pro-rated based on her start date.
(8)	All other compensation for Mr.Curyer primarily consisted of reimbursement for $88K relating to travel.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding at December 31, 2021 for each Executive Officer. All option-based awards vest in one-third increments annually, based on the anniversary of the date of grant and have five (5) year terms.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Leigh Curyer	1,000,000	3.39	14-Dec-22	2,150,000	Nil	Nil
	1,500,000	2.85	8-Jun-23	4,035,000	Nil	Nil
	500,000	2.41	31-Dec-23	1,565,000	Nil	Nil
	750,000	1.92	12-Jun-24	2,715,000	Nil	Nil
	1,500,000	1.59	24-Dec-24	5,925,000	Nil	Nil
	1,100,000	1.80	12-Jun-25	4,114,000	Nil	Nil
	2,000,000	3.24	11-Dec-25	4,600,000	Nil	Nil
	4,000,000	5.84	10-Jun-26	-	Nil	Nil
	2,000,000	5.44	14-Dec-26	200,000	Nil	Nil
Travis McPherson	300,000	3.39	14-Dec-22	645,000	Nil	Nil
	300,000	2.85	8-Jun-23	807,000	Nil	Nil
	250,000	2.41	31-Dec-23	782,500	Nil	Nil
	350,000	1.92	12-Jun-24	1,267,000	Nil	Nil
	500,000	1.59	24-Dec-24	1,975,000	Nil	Nil
	550,000	1.80	12-Jun-25	2,057,000	Nil	Nil
	450,000	3.24	11-Dec-25	1,035,000	Nil	Nil
	750,000	5.84	10-Jun-26	-	Nil	Nil
	550,000	5.44	14-Dec-26	55,000	Nil	Nil
Tony George	500,000	1.80	12-Jun-25	1,870,000	Nil	Nil
	100,000	3.24	11-Dec-25	230,000	Nil	Nil
	200,000	5.84	10-Jun-26	-	Nil	Nil
	200,000	5.44	14-Dec-26	20,000	Nil	Nil
Gillian McCombie	350,000	1.92	12-Jun-24	1,267,000	Nil	Nil
	150,000	1.59	24-Dec-24	592,500	Nil	Nil
	100,000	1.80	12-Jun-25	374,000	Nil	Nil
	150,000	3.24	11-Dec-25	345,000	Nil	Nil
	250,000	5.84	10-Jun-26	-	Nil	Nil
	200,000	5.44	14-Dec-26	20,000	Nil	Nil
Harpreet Dhaliwal	400,000	4.53	31-Mar-26	404,000	Nil	Nil
	200,000	5.84	10-Jun-26	-	Nil	Nil
	200,000	5.44	14-Dec-26	20,000	Nil	Nil

Note:

(1)	The value of unexercised in-the-money options is calculated by multiplying the difference between the December 31, 2021 closing price of the common shares on the TSX of $5.54 and the option exercise price, by the number of outstanding options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

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Incentive Plan Awards - Value Vested or Earned During the Year

During the financial year ended December 31, 2021, the following incentive plan awards vested or were earned for the Executive Officers:

Name	Option-based awards - Value vested during the year (1) ($)	Shared-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Leigh Curyer	6,120,669	Nil	1,560,000
Travis McPherson	2,262,835	Nil	375,000
Tony George	761,667	Nil	163,338
Gillian McCombie	927,500	Nil	185,850
Harpreet Dhaliwal (2)	Nil	Nil	172,500

Notes:

(1)	The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.
(2)	Ms. Dhaliwal was appointed Chief Financial Officer on April 1, 2021. Her bonus for 2021 was pro-rated based on her start date.

Termination and Change of Control Benefits

The Executive Employment Agreements establish base compensation comprised of base salary and eligibility for an annual performance-based cash short-term incentive award. Executives are also eligible to participate in the Company’s equity-based long-term incentive compensation plans in the form of stock options and long-term retention incentive program in the form of cash payments based off milestone achievements, at the discretion of the Board. The Executive Employment Agreements are effective until such time as they are terminated in accordance with their terms.

The Executive Employment Agreements also provide for termination payments in the event that (i) the Executive’s employment is terminated without cause (including constructive dismissal), or (ii) within 12 months of a “change of control”, the Executive is terminated without cause, resigns, or resigns with good reason.

In each case, the terminated Executive is entitled to (i) reimbursement of any outstanding expenses, (ii) accrued annual salary and vacation pay to the date of termination, (iii) any Annual Bonus earned but not paid at the date of termination, and (iv) a termination payment equal to the product by multiplying: (a) the sum of (1) his or her annual base salary; and (2) his or her highest bonus (including both Performance Bonuses and Special Bonuses) paid or payable in the preceding three years, in each case, calculated on a monthly basis, by (b) a period of between three (3) and 36 months, with longer periods being applicable only in the case of a change of control (the “Severance Period”). Those executives eligible for the long- term retention incentive award will also be payable in the event of a change of control. The Executive is also entitled to the continuation of benefits during the Severance Period, or in the event the Company is unable to continue such benefits, payment in lieu equal to the cost of such benefits to the Company.

All outstanding options held by the terminated Executive would also vest immediately and continue to be exercisable until the earlier of the expiry of their term or such period imposed by an applicable regulatory body.

The estimated incremental payments (excluding the Final Wages and payment in lieu of the cost of benefits) payable by the Company to each Executive upon termination without cause or related to a change of control, assuming the triggering event occurred on December 31, 2021, are as follows.

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Name	Triggering Event	Estimated Incremental Payment ($)
Leigh Curyer (1) President & Chief Executive Officer	Termination Without Cause Change of Control	3,510,000 12,020,000
Travis McPherson (2) Senior Vice President, Corporate Development	Termination Without Cause Change of Control	750,000 2,700,000
Tony George (3) Chief Project Officer	Termination Without Cause Change of Control	528,338 1,492,507
Gillian McCombie (4) Vice-President, Human Resources	Termination Without Cause Change of Control	500,850 1,541,700
Harpreet Dhaliwal (5) Chief Financial Officer	Termination Without Cause Change of Control	453,750 680,625

Notes:

(1)	Mr. Curyer holds an aggregate of 14,350,000 stock options, having an aggregate in-the-money value, as of December 31, 2021, of $25,304,000. Mr. Curyer’s Change of Control benefit includes the LTI retention incentive payable for specific long-term milestones achieved over a stipulated sliding scale timeline.
(2)	Mr. McPherson holds an aggregate of 4,000,000 stock options, having an aggregate in-the-money value, as of December 31, 2021, of $8,623,500. Mr. McPherson’s Change of Control benefit include a LTI retention incentive payable for specific milestones achieved over a stipulated long-term sliding scale timeline.
(3)	Mr. George holds an aggregate of 1,000,000 stock options, having an aggregate in-the-money value, as of December 31, 2021, of $2,100,000.
(4)	Ms. McCombie holds an aggregate of 1,200,000 stock options, having an aggregate in-the-money value, as of December 31, 2021, of $2,598,500. Ms. McCombie’s Change of Control benefit include a LTI retention incentive payable for specific long-term milestones achieved over a stipulated sliding scale timeline.
(5)	Ms. Dhaliwal holds an aggregate of 800,000 stock options, having an aggregate in-the-money value, as of December 31, 2021 of $424,000.

There are no significant conditions or obligations that apply to the receipt of the foregoing incremental payments.

Director Compensation

The following section pertains to the compensation arrangements the Company had with each director, namely Christopher McFadden, Richard Patricio, Warren Gilman, Trevor Thiele, Sybil Veenman, Karri Howlett, Brad Wall and Don Roberts during the year ended December 31, 2021. Director fees were comprised of an annual retainer for serving on the Board and Board Committees. Executives do not receive additional compensation for serving as directors. Leigh Curyer is a director but also an Executive and receives no additional compensation for his role as a director.

Board Position	Annualized Retainer ($)
Board Chair Retainer	90,000
Board Member Retainer	70,000
Audit Committee Chair	20,000
Compensation Committee Chair	15,000
Nomination and Governance Committee Chair	5,000
Sustainability Committee Chair	5,000

In addition to the annualized fees disclosed in the table above, each non-executive director was granted Options, under the Option Plan.

The stock option grants are valued using the Black-Scholes valuation method. While the value of the options granted is included in overall compensation, it is noted that this represents an unrealized value in the year of grant and is based on the Black-Scholes valuation method. The following table sets forth the 2021 unrealized stock option grant value calculated using the Black-Scholes valuation method and the intrinsic options values as at December 31, 2021. The intrinsic value is calculated as the difference between the December 31, 2021 closing price of the common shares on the TSX of $5.54 and the option exercise price, multiplied by the number of options granted during the year.

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Name	Intrinsic Option Value(1) ($)	Black-Scholes Option value (2) ($)
Christopher McFadden	30,000	1,740,000
Richard Patricio	30,000	1,740,000
Trevor Thiele	30,000	1,740,000
Warren Gilman	30,000	1,740,000
Sybil Veenman	30,000	1,740,000
Karri Howlett	30,000	1,740,000
Brad Wall	30,000	1,740,000
Don J. Roberts	30,000	849,000

Note:

(1)	The intrinsic value is calculated as the difference between the December 31, 2021 closing price of the common shares on the TSX of $5.54 and exercise price of the respective options, multiplied by the number of options granted during the year.
(2)	Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in the following unrealized option value on each of the following dates: December 14, 2021 - $2.83; June 10, 2021 - $2.97

The board also adopted a Director Share Ownership Guideline and the details are set out under Share Ownership Guideline.

The following table sets forth the compensation provided to the directors of the Company for the financial year ended December 31, 2021.

Compensation paid to Leigh Curyer for the financial year ended December 31, 2021 is set out above under the heading “Summary Compensation Table”. Mr. Curyer did not receive any remuneration in his role as a director of the Company.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Christopher McFadden	90,000	Nil	1,740,000	Nil	Nil	Nil	1,830,000
Richard Patricio	90,000	Nil	1,740,000	Nil	Nil	Nil	1,830,000
Trevor Thiele	90,000	Nil	1,740,000	Nil	Nil	Nil	1,830,000
Warren Gilman	70,000	Nil	1,740,000	Nil	Nil	Nil	1,810,000
Sybil Veenman	70,000	Nil	1,740,000	Nil	Nil	Nil	1,810,000
Karri Howlett	75,000	Nil	1,740,000	Nil	Nil	Nil	1,815,000
Brad Wall (2)	70,000	Nil	1,740,000	Nil	Nil	129,996	1,939,996
Don J. Roberts	38,889	Nil	849,000	Nil	Nil	Nil	887,889

Note:

(1)	Option-based compensation is valued using the Black-Scholes option pricing model. This model was selected as it is widely used in estimating option-based compensation values by Canadian public companies. The Black-Scholes model resulted in the following option value on each of the following dates: December 14, 2021 - $2.83; June 10, 2021 - $2.97.
(2)	The Company used consulting services from Flying W Consulting Inc., which is associated with Brad Wall, a Director of the Company, in relation to advice on corporate matters pursuant to a consulting contract and terminable upon three months’ notice.

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding at December 31, 2021 for each of the Company’s directors. All option-based awards vest in one-third increments annually, based on the anniversary of the date of grant and have five-year terms.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Christopher McFadden	250,000	3.39	14-Dec-22	537,500	Nil	Nil
	300,000	2.85	08-Jun-23	807,000	Nil	Nil
	200,000	2.41	31-Dec-23	626,000	Nil	Nil
	250,000	1.92	12-Jun-24	905,000	Nil	Nil
	100,000	1.59	24-Dec-24	395,000	Nil	Nil
	250,000	1.80	12-Jun-25	935,000	Nil	Nil
	250,000	3.24	11-Dec-25	575,000	Nil	Nil
	300,000	5.84	10-Jun-26	-	Nil	Nil
	300,000	5.44	14-Dec-26	30,000	Nil	Nil
Richard Patricio	250,000	3.39	14-Dec-22	537,500	Nil	Nil
	450,000	2.85	08-Jun-23	1,210,500	Nil	Nil
	200,000	2.41	31-Dec-23	626,000	Nil	Nil
	250,000	1.92	12-Jun-24	905,000	Nil	Nil
	100,000	1.59	24-Dec-24	395,000	Nil	Nil
	250,000	1.80	12-Jun-25	935,000	Nil	Nil
	250,000	3.24	11-Dec-25	575,000	Nil	Nil
	300,000	5.84	10-Jun-26	-	Nil	Nil
	300,000	5.44	14-Dec-26	30,000	Nil	Nil
Trevor Thiele	250,000	3.39	14-Dec-22	537,500	Nil	Nil
	450,000	2.85	08-Jun-23	1,210,500	Nil	Nil
	200,000	2.41	31-Dec-23	626,000	Nil	Nil
	250,000	1.92	12-Jun-24	905,000	Nil	Nil
	100,000	1.59	24-Dec-24	395,000	Nil	Nil
	250,000	1.80	12-Jun-25	935,000	Nil	Nil
	250,000	3.24	11-Dec-25	575,000	Nil	Nil
	300,000	5.84	10-Jun-26	-	Nil	Nil
	300,000	5.44	14-Dec-26	30,000	Nil	Nil
Warren Gilman	250,000	3.39	14-Dec-22	537,500	Nil	Nil
	300,000	2.85	08-Jun-23	807,000	Nil	Nil
	200,000	2.41	31-Dec-23	626,000	Nil	Nil
	250,000	1.92	12-Jun-24	905,000	Nil	Nil
	200,000	1.59	24-Dec-24	790,000	Nil	Nil
	250,000	1.80	12-Jun-25	935,000	Nil	Nil
	250,000	3.24	11-Dec-25	575,000	Nil	Nil
	300,000	5.84	10-Jun-26	-	Nil	Nil
	300,000	5.44	14-Dec-26	30,000	Nil	Nil

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Sybil Veenman	300,000	2.49	21-Aug-23	915,000	Nil	Nil
	200,000	2.41	31-Dec-23	626,000	Nil	Nil
	250,000	1.92	12-Jun-24	905,000	Nil	Nil
	200,000	1.59	24-Dec-24	790,000	Nil	Nil
	250,000	1.80	12-Jun-25	935,000	Nil	Nil
	250,000	3.24	11-Dec-25	575,000	Nil	Nil
	300,000	5.84	10-Jun-26	-	Nil	Nil
	300,000	5.44	14-Dec-26	30,000	Nil	Nil
Karri Howlett	300,000	2.49	21-Aug-23	915,000	Nil	Nil
	200,000	2.41	31-Dec-23	626,000	Nil	Nil
	250,000	1.92	12-Jun-24	905,000	Nil	Nil
	200,000	1.59	24-Dec-24	790,000	Nil	Nil
	250,000	1.80	12-Jun-25	935,000	Nil	Nil
	250,000	3.24	11-Dec-25	575,000	Nil	Nil
	300,000	5.84	10-Jun-26	-	Nil	Nil
	300,000	5.44	14-Dec-26	30,000	Nil	Nil
Brad Wall	500,000	2.27	21-Mar-24	1,635,000	Nil	Nil
	250,000	1.92	12-Jun-24	905,000	Nil	Nil
	200,000	1.59	24-Dec-24	790,000	Nil	Nil
	250,000	1.80	12-Jun-25	935,000	Nil	Nil
	250,000	3.24	11-Dec-25	575,000	Nil	Nil
	300,000	5.84	10-Jun-26	-	Nil	Nil
	300,000	5.44	14-Dec-26	30,000	Nil	Nil
Don J. Roberts	300,000	5.44	14-Dec-26	30,000	Nil	Nil

Note:

(1)	The pre-tax value of unexercised in-the-money options is calculated by multiplying the difference between the closing price of the common shares on the TSX on December 31, 2021, which was $5.54, and the option exercise price, by the number of outstanding options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

Incentive Plan Awards - Value Vested or Earned During the Year

During the financial year ended December 31, 2021, the following incentive plan awards vested or were earned for the directors:

Name	Option-based awards - Value vested during the year (1) ($)	Shared-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Christopher McFadden	1,004,828	Nil	Nil
Richard Patricio	1,004,828	Nil	Nil
Trevor Thiele	1,004,828	Nil	Nil
Warren Gilman	1,145,498	Nil	Nil
Sybil Veenman	1,145,498	Nil	Nil
Karri Howlett	1,145,498	Nil	Nil
Brad Wall	1,522,165	Nil	Nil
Don J. Roberts	Nil	Nil	Nil

Note:

(1)	The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

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Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out information as of the end of the Company’s most recently completed financial year, being December 31, 2021, with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of securities issuable upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation Plans (2)
Equity compensation plans approved by security holders (1)	43,436,494	2.47	52,403,153
Equity compensation plans not approved by securityholders	Nil	n/a	n/a
Total	43,436,494		52,403,153

Notes:

(1)	Refers to stock options to purchase securities of the Company pursuant to the Option Plan.
(2)	The maximum number of shares that may be reserved for issuance under the Option Plan at any time is 20% of the Company’s issued and outstanding shares, less any common shares reserved for issuance under any other security-based compensation arrangements.

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2022 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

INDEBTEDNESS OF DIRECTORS AND
EXECUTIVE OFFICERS

As at the date of this Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries. No person who is or who was at any time during the most recently completed financial year a director or executive officer of the Company, any proposed nominee for election as a director of the Company, or any associate of any such director, executive officer, or proposed nominee is or was at any time since the beginning of the most recently completed financial year indebted to the Company or any of its subsidiaries. Neither the Company nor any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement for any indebtedness of any of these individuals to any other entity.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com and on the Company’s website at www.nexgenenergy.ca.

Financial information relating to the Company is provided in the Company’s audited consolidated financial statements (the “Financial Statements”) and the management’s discussion and analysis (the “MD&A”) for the financial year ended December 31, 2021. Shareholders may download the Financial Statements and the MD&A from SEDAR (www.sedar.com) or contact the Company directly to request copies of the Financial Statements and the MD&A by: (i) mail to #3150 - 1021 West Hastings Street, Vancouver, British Columbia V6E 0C3 or (ii) e-mail to ddang@nxe-energy.ca.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. The contents and the sending of the Circular have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS OF NEXGEN ENERGY LTD.
“Leigh Curyer”
President & Chief Executive Officer
Vancouver, British Columbia May 9, 2022

MANAGEMENT INFORMATION CIRCULAR | PAGE 60

SCHEDULE A

BOARD MANDATE

I.	GENERAL

The Board of Directors (the “Board”) has the responsibility to supervise the management of the business and affairs of NexGen Energy Ltd. (the “Corporation”) and all entities controlled by the Corporation other than those controlled entities that have securities listed on a securities exchange and are subject to their own corporate governance standards and policies, (collectively, “NexGen”) in the best interests of the holders of the Corporation’s shares (the “Shareholders”). A fundamental objective of the Board is to enhance and preserve long-term value to the Corporation, to confirm that NexGen meets its obligations on an ongoing basis and to confirm that NexGen operates in a reliable and safe manner. In performing its functions, the Board will, when required by law, consider the legitimate interests of its other stakeholders (such as employees, service providers and communities).

The Board has responsibility for managing its own affairs and the stewardship of NexGen, including constituting committees of the Board and determining director compensation. The Board will oversee the systems of corporate governance and financial reporting and controls to satisfy itself that the Corporation reports adequate and fair financial information to Shareholders and engages in ethical and legal conduct. The Board will appoint the officers of the Corporation by resolution.

II.	BOARD CHAIR

The Board will appoint a chair (the “Board Chair”), who, if possible and if in the best interests of NexGen, will be a person other than an officer or employee of the Corporation. The Board Chair reports to the Board and provides leadership to the Board in matters relating to the effective execution of all Board responsibilities, and works with the Chief Executive Officer (the “CEO”) to ensure that the Corporation fulfills its responsibilities to stakeholders including Shareholders, employees, partners, governments and the public.

III.	STRATEGIC PLANNING

The Board has the responsibility to confirm there are long-term operational and financial goals and a strategic planning process in place for NexGen and to participate with management in developing and approving the strategy by which it proposes to achieve these goals. The Board will:

(a)	adopt a strategic planning process and review and approve annually a corporate strategic plan which takes into account, among other things, the opportunities and risks of the business on a long-term and short-term basis; and
(b)	monitor performance against the strategic plan.
IV.	RISK MANAGEMENT

The Board has the responsibility to understand the primary risks of the business in which NexGen is engaged and verify that NexGen achieves a proper balance between risks incurred and the potential return to the Corporation and its Shareholders. The Board must also confirm that there are systems in place which effectively monitor and manage those risks with a view to the long-term viability of NexGen. The Board will:

(a)	confirm that a management system is in place to identify the principal risks to NexGen and its business and that appropriate procedures are in place to monitor and mitigate those risks;
(b)	confirm that management processes are in place to address and comply with applicable regulatory, corporate, securities and other compliance matters; and
(c)	review insurance coverage annually.

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V.	FINANCIAL REPORTING AND MANAGEMENT

The Board will, with the assistance of reports and/or recommendations of the Audit Committee:

(a)	approve financial statements and review and oversee compliance with applicable audit, accounting and financial reporting requirements;
(b)	approve annual operating and capital budgets;
(c)	approve cash management plans and strategies and all activities relating to cash accounts and cash investment portfolios, including the establishment and maintenance of bank, investment and brokerage accounts;
(d)	confirm that the Audit Committee has established a system for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and
(e)	approve significant changes in accounting practices or policies.
VI.	CORPORATE GOVERNANCE

The Board as a whole is responsible for overseeing and developing the Corporation’s approach to corporate governance.

The Board will:

(a)	review and approve changes to the Corporation’s Corporate Governance Guidelines, which Guidelines shall set out the expectations of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials;
(b)	The Board shall establish from time to time committees so as to assist it in discharging its responsibilities and functions more effectively and so as to comply with all applicable rules and regulations relating to the Corporation, and approve and periodically review their respective charters and limits of authority delegated to each committee;
(c)	develop, approve and periodically review written position descriptions for the Board Chair, the CEO and, if it deems desirable, the Chairperson of each committee of the Board, and measure the performance of those acting in such capacities against such position descriptions;
(d)	oversee, either directly or though an appropriate committee, the review of the effectiveness of the Board, its committees and individual directors on an annual basis.
VII.	CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a Code of Ethics that governs the behaviour of directors, officers and employees working for NexGen, and has established procedures for monitoring compliance. The Board must approve any amendments and waivers and ensure disclosure of any amendments and waivers as required by applicable law or regulation.

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SCHEDULE B

OPTION PLAN

Dated: June 6, 2019

ARTICLE 1 - DEFINITIONS AND INTERPRETATION		64
1.1	Defined Terms	64
1.2	Interpretation	65
ARTICLE 2 - ESTABLISHMENT OF PLAN		66
2.1	Purpose	66
2.2	Shares Reserved	66
2.3	Non-Exclusivity	67
2.4	Effective Date	67
ARTICLE 3 - ADMINISTRATION OF PLAN		67
3.1	Administration	67
3.2	Compliance with Legislation	67
3.3	Tax Withholding	68
ARTICLE 4 - OPTION GRANTS		68
4.1	Eligibility and Multiple Grants	68
4.2	Option Agreement	68
ARTICLE 5 - OPTION TERMS		68
5.1	Exercise Price	68
5.2	Expiry Date	68
5.3	Extension of Option Terms Expiring During Blackout Period	68
5.4	Vesting	68
5.5	Ceasing to be an Eligible Person	69
5.6	Non-Assignability	69
ARTICLE 6 - EXERCISE PROCEDURE		70
6.1	Exercise Procedure	70
6.2	Cashless Exercise	70
ARTICLE 7 - AMENDMENT AND TERMINATION		71
7.1	Amendment, Modification and Termination	71
7.2	Amendments by Board	71
7.3	Amendments Requiring Shareholder Approval	71
7.4	Amendments Subject to Approval	72
ARTICLE 8 - MISCELLANEOUS		72
8.1	No Rights as Shareholder	72
8.2	No Right to Employment	72
8.3	Governing Law	72
8.4	Amendment and Restatement and Effective Date of Plan	72

MANAGEMENT INFORMATION CIRCULAR | PAGE 63

ARTICLE 1 - DEFINITIONS AND INTERPRETATION

1.1       Defined Terms

For the purposes of this Plan, the following terms shall have the following meanings:

(a)	“Affiliate” means an affiliate of the Corporation within the meaning of Section 1.3 of National Instrument 45--106 - Prospectus and Registration Exemptions, as may be amended or replaced from time to time;
(b)	“Associate” has the meaning set out in Section 2.22 of National Instrument 45--106 - Prospectus and Registration Exemptions, as may be amended or replaced from time to time;
(c)	“Award Date” means the date on which the Board awards a particular Option;
(d)	“Blackout Period” means, in respect of a Participant, the period during which that Participant is prohibited from exercising an Option due to trading restrictions imposed by the Corporation in accordance with its securities trading policies governing trades in the Corporation’s securities;
(e)	“Board” means the Board of Directors of the Corporation or, as applicable, any committee thereof duly appointed to administer this Plan;
(f)	“Change of Control” means the occurrence of any one or more of the following events:
(i)	a merger, consolidation, plan of arrangement or reorganization of the Corporation that results in the beneficial, direct or indirect, transfer of more than 50% of the total voting power of the resulting entity’s outstanding securities to a person, or group of persons acting jointly and in concert, who are different from the persons that have, beneficially, directly or indirectly, more than 50% of the total voting power prior to such transaction;
(ii)	the consummation of a sale of all or substantially all of the assets of the Corporation, including specifically the sale or other disposition of a material interest in the Rook I Project, or the consummation of a reorganization, merger, joint venture or other transaction which has substantially the same effect;
(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;
(iv)	the acquisition, beneficially, directly or indirectly, by any person or group of persons acting jointly or in concert, within the meaning of Multilateral Instrument 62---104, Take--Over Bids and Issuer Bids (or any successor instrument thereto), of common shares of the Corporation which, when added to all other common shares of the Corporation at the time held beneficially, directly or indirectly by such person or persons acting jointly or in concert, totals for the first time more than 50% of the outstanding common shares of the Corporation; or
(v)	the removal, by extraordinary resolution of the shareholders of the Corporation, of more than 51% of the then incumbent directors of the Corporation, or the election of a majority of directors to the Corporation’s board who were not members of the Corporation’s incumbent board immediately preceding such election;
(g)	“Common Shares” means the common shares of the Corporation;
(h)	“Corporation” means NexGen Energy Ltd. or any successor thereto;
(i)	“Director” means a director of the Corporation or of an Affiliate;
(j)	“Eligible Person” means, subject to all applicable laws, (i) in respect of any grant of Options by the Corporation, any Employee, Officer, Director or Service Provider (and includes any such person who is on leave of absence authorized by the Board or the board of directors of any Affiliate), and (ii) in respect of any assignment of Options by a person in (i), pursuant to Section 5.6(b), any Permitted Assign of such person, as the context requires;

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(k)	“Employee” means an individual who:
(i)	is considered an employee of the Corporation or an Affiliate under the Income Tax Act (Canada), (i.e. for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source),
(ii)	works full-time for the Corporation or an Affiliate providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or the Affiliate over the details and method of work as an employee of the Corporation or the Affiliate, but for whom income tax deductions are not made at source, or
(iii)	works for the Corporation or an Affiliate on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or the Affiliate over the details and method of work as an employee of the Corporation or the Affiliate, but for whom income tax deductions are not made at source;
(l)	“Exchange” means the Toronto Stock Exchange;
(m)	“Exercise Period” means the period during which a particular Option may be exercised and, subject to the provisions of this Plan, is the period from and including the Award Date through to and including the Expiry Date;
(n)	“Exercise Price” means the amount payable per Common Share on the exercise of an Option, as determined in accordance with the terms hereof;
(o)	“Expiry Date” means the last day of the term for an Option, as set by the Board at the time of grant in accordance with Section 5.2 and, if applicable, as amended from time to time;
(p)	“Holding Entity” has the meaning set out in Section 2.22 of National Instrument 45--106 - Prospectus and Registration Exemptions, as may be amended or replaced from time to time;
(q)	“Insider” has the meaning given to it in the TSX Company Manual Part 1;
(r)	“Market Price” means the closing market price on the Exchange on the trading day immediately preceding the Award Date;
(s)	“Officer” means an executive officer of the Corporation or of an Affiliate;
(t)	“Option” means an option to purchase Common Shares granted pursuant to this Plan;
(u)	“Other Share Compensation Arrangement” means, other than this Plan and any Options, any stock option plan, stock options, stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares;
(v)	“Participant” means an Eligible Person who has been granted an Option;
(w)	“Permitted Assign” means, for an Employee, Officer or Director, as applicable, (i) a Holding Entity of such employee or officer, or (ii) a RRSP, RRIF or TFSA of such employee or officer;
(x)	“Plan” means this Amended and Restated Stock Option Plan, as it may be amended from time to time; and
(y)	“Service Provider”, as set out in Section 613 of the TSX Company Manual, means a person or company engaged by the Corporation to provide services for an initial, renewable or extended period of twelve months or more.

1.2       Interpretation

(a)       References to the outstanding Common Shares at any point in time shall be computed on a non-diluted basis.

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ARTICLE 2 - ESTABLISHMENT OF PLAN

2.1       Purpose

The purpose of this Plan is to advance the interests of the Corporation through the grant of Options by:

(a)	providing an incentive mechanism to foster the interest of Eligible Persons in the success of the Corporation and its Affiliates;
(b)	encouraging Eligible Persons to remain with the Corporation or its Affiliates; and
(c)	attracting new Directors, Officers, Employees and Service Providers.

2.2       Shares Reserved

(a)	The maximum aggregate number of Common Shares that may be reserved for issuance under this Plan at any time is 20% of the outstanding Common Shares at the time Common Shares are reserved for issuance as a result of the grant of an Option, less any Common Shares reserved for issuance under Other Share Compensation Arrangements, unless this Plan is amended pursuant to the requirements of the Exchange. For greater certainty, if an Option is surrendered, terminated or expires without being exercised, the Common Shares reserved for issuance pursuant to such Option shall be returned to this Plan and available for new Options granted under this Plan.
(b)	Notwithstanding anything else provided herein, the number of Common Shares issuable to Insiders under this Plan and under Other Share Compensation Arrangements shall not exceed 10% of the Corporation’s outstanding Common Shares nor shall the number of Common Shares issued to Insiders under this Plan and under other any Other Share Compensation Arrangements during any one-year period exceed 10% of the Corporation’s outstanding Common Shares.
(c)	If there is (i) a change in the outstanding Common Shares by reason of any share consolidation or split, reclassification or other capital reorganization, stock dividend, arrangement, amalgamation, merger or combination, or any other change to or event affecting the Common Shares; or (ii) any exchange of or corporate change or transaction affecting the Common Shares, the Board shall make, as it shall deem advisable and subject to the requisite approval of the relevant regulatory authorities, appropriate substitution and/or adjustment in:
(i)	the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to this Plan;
(ii)	the number and kind of shares or other securities or property reserved or to be allotted for issuance pursuant to any outstanding unexercised Options, and in the exercise price for such shares or other securities or property; and/or
(iii)	the vesting of any Options, including the accelerated vesting thereof on conditions the Board deems advisable,

and if the Corporation undertakes an arrangement or is amalgamated, merged or combined with another corporation, the Board shall make such provision for the protection of the rights of Participants as it shall deem advisable.

(d)	No fractional Common Shares shall be reserved for issuance under this Plan and the Board may determine the manner in which an Option, insofar as it relates to the acquisition of a fractional Common Share, shall be treated.
(e)	Notwithstanding any other provision of this Plan, if the Board at any time by resolution declares it advisable to do so in connection with any transaction constituting a Change of Control (a “Proposed Transaction”), the Corporation may give written notice to all Participants advising them that, within 30 days after the date of the notice and not thereafter, each Participant must advise the Board whether the Participant desires to exercise its Options prior to closing of the Proposed Transaction. If the Proposed Transaction is not completed within a 180--day period commencing on the date of the notice, no right under any Option will be exercised or affected by the notice, except that the Option may not be exercised between the date of expiration of the 30--day period and the day after the expiration of the 180--day period, or if earlier, the date the Proposed Transaction is terminated without completion. If a Participant gives notice that the Participant desires to exercise its Options prior to the closing of the Proposed Transaction, then all Options which the Participant elected by notice to exercise will be exercised immediately prior to the effective date of the Proposed Transaction or such earlier time as may be required to complete the Proposed Transaction.

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(f)	If a Change of Control occurs, all Options will become vested, whereupon such Options may be exercised in whole or in part by the Participant.

2.3       Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting such other incentive or compensation arrangements as it shall deem advisable.

2.4       Effective Date

This Plan shall be subject to the approval of any regulatory authority whose approval is required. Any Options granted under this Plan prior to such approvals being given shall be conditional upon such approvals being given, and no such Options may be exercised unless and until such approvals are given.

ARTICLE 3 - ADMINISTRATION OF PLAN

3.1       Administration

(a)	The Board is responsible for the general administration of this Plan and the execution of its provisions, the interpretation of this Plan and the determination of all questions arising hereunder. Without limiting the generality of the foregoing, but subject to the provisions of this Plan, the Board has the authority:
(i)	to determine the Eligible Persons to whom Options are granted, to grant such Options, and to determine any terms and conditions, limitations and restrictions in respect of any particular Option grant;
(ii)	to interpret the terms of this Plan, to make all such determinations and take all such other actions in connection with the implementation, operation and administration of this Plan, and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to this Plan, as it shall from time to time deem advisable, including without limitation for the purpose of ensuring compliance with Section 3.3 hereof.
(b)	The Board’s interpretations, determinations, guidelines, rules and regulations shall be conclusive and binding upon the Corporation and all Participants.
(c)	The Board shall have the power to delegate all or such portion of its powers and authority hereunder as it may determine to one or more committees of the Board, either indefinitely or for such period of time as it may specify, and thereafter each such committee may exercise the powers and discharge the duties of the Board in respect of this Plan so delegated to the same extent as the Board is hereby authorized.

3.2       Compliance with Legislation

The Corporation will not be required to issue any Common Shares under this Plan unless such issuance is in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of any stock exchange upon which the Common Shares are listed. The Corporation will not in any event be obligated to take any action that would be in violation of any such laws, regulations, rules, orders or requirements.

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3.3       Tax Withholding

The Corporation may withhold from any amount payable to an optionee, either under this Plan or otherwise, such amount as it reasonably believes is necessary to enable the Corporation to comply with applicable requirements of any federal, provincial, local, or foreign law, or any administrative policy of any applicable tax authority, relating to withholding of tax or any other required deductions, in each case, resulting from the receipt of an Option, Common Shares or other property or cash pursuant to this Plan (“Withholding Obligations”). The Corporation may also satisfy any liability for any such Withholding Obligations, on such terms and conditions as the Corporation may determine in its discretion, by (a) requiring an optionee, as a condition to the exercise of any Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such Withholding Obligations including, without limitation, requiring the optionee to remit to the Corporation in advance, or reimburse the Corporation for, any such Withholding Obligations or (b) selling on the optionee’s behalf, or requiring the optionee to sell, any Common Shares acquired by the optionee under this Plan, or retaining any amount which would otherwise be payable to the optionee in connection with any such sale. Each Participant agrees to indemnify and save the Corporation harmless from any and all amounts payable or incurred by the Corporation or any Affiliate of the Corporation if it is subsequently determined that any greater amount should have been withheld in respect of taxes or other statutory withholding.

ARTICLE 4 - OPTION GRANTS

4.1       Eligibility and Multiple Grants

Options may be granted hereunder to Eligible Persons from time to time by the Board. An Eligible Person may receive Options on more than one occasion and may receive separate Options, with differing terms, on any one or more occasions.

4.2       Option Agreement

Every Option shall be evidenced by an option agreement executed by the Corporation and the Participant setting forth the number of Options granted, the term of the Option, any vesting terms and the Exercise Price. In the event of any discrepancy between this Plan and an option agreement, the provisions of this Plan shall govern.

ARTICLE 5 - OPTION TERMS

5.1       Exercise Price

The Exercise Price of an Option will be determined by the Board in its discretion, but will not be less than the Market Price.

5.2       Expiry Date

The term of an Option will be determined by the Board in its discretion, but will not exceed 10 years after the Award Date.

5.3       Extension of Option Terms Expiring During Blackout Period

Should the Expiry Date for an Option fall within a Blackout Period, or within nine business days following the expiration of a Blackout Period, such Expiry Date shall automatically be adjusted without any further act or formality to that day which is the tenth business day after the end of the Blackout Period, such tenth business day to be considered the Expiry Date for such Option for all purposes under this Plan.

5.4       Vesting

The Board shall determine the manner in which an Option shall vest and become exercisable.

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5.5       Ceasing to be an Eligible Person

(a)	If a Participant who is a Director, Officer, Employee or Service Provider is terminated for cause, which in respect of a Director shall be deemed to include:
(i)	ceasing to meet the qualifications for a director prescribed by applicable corporate legislation, other than as a result of bankruptcy or mental incompetency, and the Participant does not otherwise continue to qualify as an Eligible Person in a different capacity with the Corporation;
(ii)	the delivery to that Director of a formal request for resignation signed by a majority of the Board following a material breach of fiduciary duty by that Director and the Participant does not otherwise continue to qualify as an Eligible Person in a different capacity with the Corporation;
(iii)	ceasing to be a director by reason of a resolution to that effect passed by the shareholders of the Corporation pursuant to applicable corporate legislation, and the Participant does not otherwise continue to qualify as an Eligible Person in a different capacity with the Corporation, then each Option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the Expiry Date and the date which is 30 days after such termination for cause.

(b)	If a Participant is prevented, by order or similar decision of the British Columbia Securities Commission or other regulatory authority having jurisdiction over the Corporation or its affairs, from holding an Option, then each Option held by such Participant shall terminate and shall therefore cease to be exercisable upon the making of such order or similar decision.
(c)	If a Participant dies prior to otherwise ceasing to be an Eligible Person, each Option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the Expiry Date and the date which is twelve months after the date of the Participant’s death. For greater certainty, if a Participant dies, each Option held by such Participant shall be exercisable by the legal representative of such Participant until such Option terminates and therefore ceases to be exercisable pursuant to the terms of this Section.
(d)	If a Participant ceases to be an Eligible Person other than in the circumstances set out in subsection (a), (b) or (c) herein, each Option held by such Participant shall terminate and shall therefore cease to be exercisable no later than the earlier of the Expiry Date and the date which is 90 days after such terminating event, always provided that the Board may allow for each Option held by such Participant to terminate and cease to be exercisable on such later date following the Participant ceasing to be an Eligible Person as the Board in its discretion may determine is reasonable.
(e)	If any portion of an Option is not vested at the time a Participant ceases, for any reason whatsoever, to be an Eligible Person, such unvested portion of the Option may not be thereafter exercised by the Participant or its legal representative, as the case may be, always provided that the Board may, in its discretion, thereafter permit the Participant or its legal representative, as the case may be, to exercise all or any part of such unvested portion of the Option. For greater certainty, and without limitation, this provision will apply regardless of whether the Participant ceased to be an Eligible Person voluntarily or involuntarily, was dismissed with or without cause, and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a notice of termination for a period which would otherwise have permitted a greater portion of an Option to vest.

5.6       Non-Assignability

(a)	Subject to Section 5.6(b), Options shall be nonassignable and non-transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable only by the Participant during the lifetime of the Participant and only by the Participant’s legal representative after death of the Participant.
(b)	Notwithstanding Section 5.6(a), Options may be assigned by an Eligible Person to whom an Option has been granted to a Permitted Assign of such Eligible Person, following which such Options shall be non-assignable and non-transferable by such Permitted Assign, except to another Permitted Assign, otherwise than by will or the laws of descent and distribution, and shall be exercisable only by such Permitted Assign during the lifetime of such Permitted Assign and only by such Permitted Assign’s legal representative after death of such Permitted Assign.

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ARTICLE 6 - EXERCISE PROCEDURE

6.1       Exercise Procedure

An Option may be exercised in whole or in part at any time or from time to time during the Exercise Period, and shall be deemed to be validly exercised by the Participant only upon the Participant’s delivery to the Corporation of:

(a)	a written notice of exercise addressed to the Corporate Secretary of the Corporation, specifying the number of Common Shares with respect to which the Option is being exercised;
(b)	a certified cheque or bank draft made payable to the Corporation for the aggregate Exercise Price for the number of Common Shares with respect to which the Option is being exercised, together with the amount necessary to satisfy any applicable tax withholding or remittance obligations under applicable laws; and
(c)	documents containing such representations, warranties, agreements and undertakings, including such as to the Participant’s future dealings in such Common Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to comply with or safeguard against the violation of the laws of any jurisdiction.

The Corporation shall, within three business days of receipt of the notice of exercise and certified cheque or bank draft, direct its transfer agent to issue the appropriate number of Common Shares to the Participant.

6.2       Cashless Exercise

Notwithstanding Section 6.1, with the approval of the Board (which may be withheld entirely in the sole and unfettered discretion of the Board), a Participant may elect to exercise an Option, in whole or in part, without payment of the aggregate Exercise Price due on such exercise (any such exercise, a “Cashless Exercise”) by providing written notice of such election to the Corporation (a “Cashless Exercise Notice”). Upon actual receipt by the Corporation of a Cashless Exercise Notice from a Participant, the Corporation shall calculate and issue to such Participant that number of Common Shares as is determined by application of the following formula, after deduction of any Witholding Obligations:

X = [Y(A--B)]/A

Where:

X = the number of Common Shares to be issued to the Participant upon such Cashless Exercise Y = the number of Common Shares underlying the Option being exercised

A = the Market Price as of the date of receipt by the Corporation of such Cashless Exercise Notice, if greater than the Exercise Price

B = the Exercise Price of the Option being exercised

Upon a Cashless Exercise by a Participant pursuant to this Section 6.2, the number of Common Shares underlying the Option being exercised shall be deemed to have been issued and counted against the maximum number of authorized but unissued Common Shares available for issue under this Plan.

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ARTICLE 7 - AMENDMENT AND TERMINATION

7.1       Amendment, Modification and Termination

The Board reserves the right to amend, modify or terminate this Plan or any Option , at any time and from time to time, if and when it is considered advisable in the discretion of the Board. No such amendment, modification or termination shall in any manner adversely affect any Option previously granted to any Participant without the consent of such Participant.

7.2       Amendments by Board

Subject to Section 7.3, the Board may, at any time and from time to time, make the following amendments to this Plan or any Option, without seeking shareholder approval:

(a)	amendments of a “housekeeping” nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in this Plan or to correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan;
(b)	amendments necessary to comply with the provisions of applicable laws (including, without limitation, the rules of the Exchange or any other applicable stock exchange);
(c)	amendments respecting the administration of this Plan;
(d)	amendments to the vesting provisions of this Plan or any Option;
(e)	amendments to the early termination provisions of this Plan or any Option, whether or not such Option is held by an Insider, provided such amendment does not entail an extension beyond the original Expiry Date;
(f)	the addition of any form of financial assistance by the Corporation for the acquisition of Common Shares under this Plan, and the subsequent amendment of any such provisions;
(g)	amendments to the cashless exercise feature in Section 6.2; and
(h)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable laws (including, without limitation, the rules of the Exchange or any other applicable stock exchange).

7.3       Amendments Requiring Shareholder Approval

The Board may not make the following amendments to this Plan or any Option, without seeking shareholder approval:

(a)	increase the maximum number of Common Shares issuable under this Plan, either as a fixed number or a fixed percentage;
(b)	reduce the Exercise Price of an outstanding Option (including a cancellation and reissue of an Option at a reduced Exercise Price);
(c)	extend the term of any Option beyond the Expiry Date or allow for the Expiry Date to be greater than 10 years, except as currently permitted in connection with a Blackout Period;
(d)	permit assignments or exercises of Options other than by the applicable Participant beyond what is permitted in Section 5.6(b);
(e)	expand the definition of Eligible Person or otherwise alter the conditions of eligibility for participation in this Plan;
(f)	amend the insider participation limit set forth in Section 2.2(b) of this Plan; or
(g)	amend this Section 7.3.

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7.4       Amendments Subject to Approval

If the amendment of an Option requires regulatory or shareholder approval, such amendment may be made prior to such approvals being given, but no such amended Option may be exercised unless and until such approvals are obtained.

ARTICLE 8 - MISCELLANEOUS

8.1       No Rights as Shareholder

Nothing in this Plan or any Option shall confer upon a Participant any rights as a shareholder of the Corporation with respect to any of the Common Shares underlying an Option unless and until such Participant shall have become the holder of such Common Shares upon exercise of such Option in accordance with the terms of this Plan.

8.2       No Right to Employment

Nothing in this Plan or any Option shall confer upon a Participant any right to continue in the employ of the Corporation or any Affiliate or affect in any way the right of the Corporation or any Affiliate to terminate the Participant’s employment, with or without cause, at any time.

8.3       Governing Law

This Plan, all option agreements, the grant and exercise of Options hereunder, and the sale, issue and delivery of Common Shares hereunder upon exercise of Options shall be, as applicable, governed by and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein. The Courts of the Province of British Columbia shall have the exclusive jurisdiction to hear and decide any disputes or other matters arising herefrom.

8.4       Amendment and Restatement and Effective Date of Plan

This Plan will be effective on June 6, 2019 (the date the Common Shares begin trading on the Exchange) and as of such date will amend, restate and replace the existing incentive stock option plan of the Corporation dated July 15, 2016 (the “Existing Plan”). Upon this Plan becoming effective, all options outstanding under the Existing Plan shall continue as Options under this Plan.

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